MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) Suite 1540 - 800 West Pender Street Vancouver, British Columbia V6C 2V6
Item 2	Date of Material Change February 11, 2014
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on February 11, 2014
Item 4
Summary of Material Change
On February 11, 2014, the Company announced that it has entered into a US$75.0 million gold streaming agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”).

Stream Transaction Details: Royal Gold will provide Rubicon with a deposit of US$75.0 million to be used entirely towards the construction of the Phoenix Gold Project (“Project”).  Rubicon agrees to deliver 6.30% of the projected annual gold production from the Project until 135,000 ounces have been delivered and 3.15% thereafter.  Royal Gold’s cash purchase price per ounce will be 25% of the London PM gold fixing price for one ounce of refined gold (“Spot Price”) at the time of delivery.

Summary of Gold Stream Agreement
The gold stream agreement covers the Phoenix Gold Project and certain ancillary claims. Royal Gold will provide the Company with a US$75.0 million deposit. The deposit will be provided over five installments: US$10.0 million upon the signing of the agreement, US$20.0 million on closing and then three equal installments of US$15.0 million estimated to be payable between March 15, 2014 and September 15, 2014. Rubicon’s receipt of the closing payment and subsequent installment payments is subject to the terms and conditions of the agreement, including the receipt of committed financing sufficient to complete the Project. The Company will use the proceeds towards the construction of the Phoenix Gold Project. Rubicon has agreed to deliver 6.30% of the annual projected gold production from the Project to Royal Gold for up to 135,000 ounces, and 3.15% thereafter. Royal Gold will pay Rubicon in cash 25% of the Spot Price for each delivered ounce.

Item 5	Full Description of Material Change
5.1
Full Description of Material Change
The Company has entered into a US$75 million gold streaming agreement with Royal Gold.  Please see News Release of February 11, 2014 attached as Schedule “A” and the text of the Purchase Agreement attached as Schedule “B” for complete details of the streaming arrangement.

	5.2	Disclosure for Restructuring Transactions Not applicable
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable
Item 7	Omitted Information Not applicable
Item 8	Executive Officer “Michael A. Lalonde” Michael A. Lalonde President & Chief Executive Officer (Tel: 604-623-3333)
Item 9	Date of Report February 14, 2014

SCHEDULE "A"

News Release
TSX:RMX | NYSE.MKT:RBY
February 11, 2014

Rubicon Enters into a US$75.0 million Gold Streaming Agreement with Royal Gold

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) is pleased to announce that it has entered into a US$75.0 million gold streaming agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc. (“Royal Gold”).

Stream Transaction Details
·	Royal Gold will provide Rubicon with a deposit of US$75.0 million to be used entirely towards the construction of the Phoenix Gold Project (“Project”);

·	Rubicon agrees to deliver 6.30% of the projected annual gold production from the Project until 135,000 ounces have been delivered and 3.15% thereafter;

·	Royal Gold’s cash purchase price per ounce will be 25% of the spot price1 at the time of delivery.

“We believe we have removed a good portion of the financing risk associated with the Phoenix Gold Project with this agreement,” said Michael A. Lalonde, President and Chief Executive Officer of Rubicon. “This deal represents a significant piece of the funding needed to complete the Project. We also believe this agreement with Royal Gold is an endorsement of the Phoenix Gold Project and the Rubicon management team. The deal terms validate the quality and the upside potential of our high-grade asset. We look forward to our long-term partnership with Royal Gold, as we transform Rubicon into Canada’s next potential high-grade gold producer.”

“The Phoenix gold stream is Royal Gold’s first significant investment in the Red Lake District,” commented Tony Jensen, President and Chief Executive Officer of Royal Gold.  “This area is known for its high-grade gold deposits and long-lived assets.  Rubicon’s management team has a history of success in this district, and we are pleased to assist them in securing the financing necessary to complete the construction of the Phoenix Gold Project.”

Summary of Gold Stream Agreement
The gold stream agreement covers the Phoenix Gold Project and certain ancillary claims. Royal Gold will provide the Company with a US$75.0 million deposit. The deposit will be provided over five installments: US$10.0 million upon the signing of the agreement, US$20.0 million on closing and then three equal installments of US$15.0 million estimated to be payable between March 15, 2014 and September 15, 2014. Rubicon’s receipt of the closing payment and subsequent installment payments is subject to the terms and conditions of the agreement, including the receipt of committed financing

1 London PM gold fixing price for one ounce of refined gold on the date of delivery.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Summary of Gold Stream Agreement
The gold stream agreement covers the Phoenix Gold Project and certain ancillary claims. Royal Gold will provide the Company with a US$75.0 million deposit. The deposit will be provided over five installments: US$10.0 million upon the signing of the agreement, US$20.0 million on closing and then three equal installments of US$15.0 million estimated to be payable between March 15, 2014 and September 15, 2014. Rubicon’s receipt of the closing payment and subsequent installment payments is subject to the terms and conditions of the agreement, including the receipt of committed financing sufficient to complete the Project. The Company will use the proceeds towards the construction of the Phoenix Gold Project. Rubicon has agreed to deliver 6.30% of the annual projected gold production from the Project to Royal Gold for up to 135,000 ounces, and 3.15% thereafter. Royal Gold will pay Rubicon in cash 25% of the spot gold price2 for each delivered ounce.

Royal Gold’s deposit is secured on the assets of the Phoenix Gold Project. Rubicon can raise up to US$100 million of debt that would rank senior to the gold stream deposit. In the event that Royal Gold’s interests are subordinated to more than US$50 million of debt,  Royal Gold’s per ounce cash purchase price will be reduced by the product of 5.4% times the amount of the senior debt outstanding and drawn in excess of US$50 million, divided by US$50 million.

Rubicon’s financial advisors with respect to the gold streaming transaction were TD Securities Inc. and GMP Securities L.P.

Phoenix Gold Project Additional Funding Requirements
Rubicon enjoys a strong balance sheet with approximately C$78 million in cash and temporary investments and no debt, as at December 31, 2013. This transaction further strengthens the balance sheet, and provides the Company with the flexibility to take a disciplined approach to raising the balance of the funds required to bring the Project into production.

We estimate that we will require approximately US$100 million of additional financing to complete the construction of the Project, inclusive of corporate expenses and working capital requirements. Rubicon is currently evaluating financing alternatives with a strong focus on minimizing the Company’s cost of capital. Management will continue to preserve our strong balance sheet and plans to resume full mill construction activity once the balance of the remaining financing has been secured.

Conference Call Details
The Company's senior management team will host a conference call today, Tuesday, February 11, 2014 at 10:00 am ET (7:00am PT) to discuss the gold streaming deal and Project update.

Participants in Canada and the United States may join the conference call by dialing toll free +1 (800)-319-4610 or +1 (604) 638-5340 for calls outside Canada and the United States or via webcast on the Company's website at www.rubiconminerals.com.

A recorded playback of the conference call can be accessed after the event by dialing +1-(800)-319-6413 or +1 (604) 638-9010 for calls outside Canada and the United States. The pass code for the conference call playback is 7856#. The archived audio webcast will also be available on the Company's website at www.rubiconminerals.com.

2 London PM gold fixing price for one ounce of refined gold on the date of delivery.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an advanced stage gold development company, focused on responsible and environmentally sustainable development of its Phoenix Gold Project in Red Lake, Ontario. Gold production is projected to commence 12-14 months following the completion of the remaining financing.  Rubicon’s flagship Phoenix Gold Project is fully permitted for initial production at 1,250 tonnes per day. In addition, Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE.MKT (RBY) and the TSX (RMX) Exchanges.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

Qualified Persons
The content of this news release has been read and approved by Daniel Labine, P.Eng., Vice President of Operations and Mark Ross, B.Sc., P.Geo., Chief Mine Geologist, for Rubicon. Both are Qualified Persons as defined by NI 43-101.

Forward Looking Statements
This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting", “look forward” and "intend" and statements that an event or result "may", "will", "would", "should", "could", or "might" occur or be achieved and other similar expressions.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others; that the aspects of the transition will progress on a satisfactory basis; that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; that Rubicon will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the New Preliminary Economic Assessment dated June 25, 2013 (“New PEA”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the New PEA. Rubicon makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build and complete a development project. Additional capital costs may be to be incurred in respect of the Phoenix Gold Project.

The New PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the New PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.  The quantity and grade of reported inferred resources referred to in the New PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

Forward-looking statements in this news release include, but are not limited to statements regarding projected production, future deliveries under the agreement with Royal Gold and estimates of additional financing.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is made without a bankable feasibility study carries additional potential risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mine design and mining schedules, metallurgical flow sheets and process plant designs may require additional detailed work to ensure satisfactory operational conditions.

Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR14-1 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (416) 766-2804
E-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

SCHEDULE "B" - Conformed Copy

PURCHASE AND SALE AGREEMENT

BY AND AMONG

RUBICON MINERALS CORPORATION,

and

RGLD GOLD AG,

and

ROYAL GOLD, INC.
 as Purchaser Guarantor

DATED: as of February 10, 2014

TABLE OF CONTENTS

Article 1 Interpretation		1
1.1	Definitions	1
1.2	ertain Rules of Interpretation	19
Article 2 Purchase And Sale		21
2.1	Purchase and Sale of Payable Gold	21
2.2	Statements	22
2.3	Purchase Price	22
2.4	ayment of Cash Price	22
2.5	Metals Account	23
2.6	Payments	23
2.7	Overdue Payments and Set-Off	23
2.8	Title; Risk of Loss	23
2.9	No Specified Origin of Payable Gold	23
2.10	Taxes	24
Article 3 Deposit		25
3.1	Payment Deposit	25
3.2	Signing Deposit	25
3.3	Closing Deposit	25
3.4	Scheduled Deposits	25
3.5	No Interest	25
3.6	Use of Payment Deposit	25
3.7	Deposit Record	25
3.8	Deposit at Expiry of Term	26
Article 4 Deliveries		26
4.1	Deliveries of Seller	26
4.2	Deliveries of Purchaser	27
Article 5 Payment Of Scheduled Deposits		28
5.1	Scheduled Deposit Payments	28
5.2	Adjustment to Scheduled Deposit Payment Dates	30
Article 6 Term And Termination		31
6.1	Term	31
6.2	Purchaser Termination Rights	31
Article 7 Reporting; Books And Records; Inspections		33
7.1	Reporting	33
7.2	Books and Records; Audits; Site Inspections	34
Article 8 Covenants		35
8.1	Conduct of Operations	35
8.2	reservation of Corporate Existence	36
8.3	Processing/Commingling	36
8.4	Insurance	36
8.5	Permitted Senior Financings and Permitted Encumbrances	37
8.6	Confidentiality	40
8.7	Unprocessed Ore	41
8.8	Exploration and Resource Report	42
8.9	Internal Calculations	42
8.10	Production Expansion	42
8.11	Franco-Nevada Subordination Agreement and Right to CureDefault	42
Article 9 Certain Additional Rights Of Parties		43
9.1	ROFR for Interests in Production and Mineral Rights	43
9.2	Right to Acquire Property Rights Prior to Surrender	44
9.3	Election to Increase or Decrease the Tail Stream Percentage	44
Article 10 Transfers And Assignments		45
10.1	By Seller or an Affiliate of Seller	45
10.2	By Purchaser	46
10.3	No Assignments to Restricted Persons	47
10.4	Effect of Non-Permissible Attempted Transfers andAssignments.	47
10.5	Tax Indemnity for Changes of Control.	47
Article 11 Representations And Warranties		48
11.1	Representations and Warranties of Seller	48
11.2	Representations and Warranties of Purchaser	48
11.3	Representations and Warranties of Purchaser Guarantor	48
11.4	Survival of Representations and Warranties	48
Article 12 Seller Events Of Default		48
12.1	Seller Events of Default	48
12.2	Remedies	49
Article 13 Purchaser Events Of Default		50
13.1	Purchaser Events of Default	50
13.2	Remedies	50
Article 14 Indemnities		51
14.1	Indemnity of Purchaser	51
14.2	Indemnity of Seller	52
14.3	Limitations on Indemnification	52
Article 15 Purchaser Engineer; Disputes		52
15.1	Purchaser Engineer	52
15.2	Delivery Disputes	53
15.3	Disputes and Arbitration	54
Article 16 General		54
16.1	Further Assurances	54
16.2	Survival	54
16.3	No Joint Venture	54
16.4	Governing Law	54
16.5	Notices	55
16.6	Amendments	57
16.7	Beneficiaries; Successors and Assigns	57
16.8	Contests	57
16.9	Entire Agreement	57
16.10	Waivers	57
16.11	Severability	57
16.12	Counterparts	58
16.13	Guarantee by Purchaser Guarantor	58

THIS PURCHASE AND SALE AGREEMENT dated as of February 10, 2014.

BY AND AMONG:

RUBICON MINERALS CORPORATION, a corporation organized under the laws of British Columbia

(the “Seller”),

- and-

RGLD GOLD AG, a Swiss Corporation

(the “Purchaser”),

- and-

ROYAL GOLD, INC., a Delaware corporation

(the “Purchaser Guarantor”)

WITNESSES THAT:

WHEREAS Seller has agreed to sell to Purchaser and Purchaser has agreed to purchase from Seller, an amount of Payable Gold equal to the Designated Percentage of Reference Gold, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS Subsidiary Guarantor is a wholly-owned direct subsidiary of Seller;

AND WHEREAS Seller (being the legal and beneficial owner of the Freehold Mineral Properties, the Mining Leases and Licenses and the Mineral Claim) and Subsidiary Guarantor (being the legal and beneficial owner of the Freehold Surface Properties) collectively own a 100% legal and beneficial interest in and to the Project;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

Article 1
INTERPRETATION
1.1 Definitions

In this Agreement, including in the recitals and schedules hereto:

“2 Year Termination Notice” has the meaning set forth in Section 6.2(a).

“90 Day Funding Estimate” means amounts reasonably estimated by Seller in accordance with the Development Program to be actually paid within the subsequent 90 day period following any Scheduled Deposit Payment Date, Interim Funding Date or Extension Date, as applicable.

“Aboriginal Claims” means any claims, assertions or demands, written or oral, whether proven or unproven, made by any Aboriginal Group to Seller, Subsidiary Guarantor or an Authority in respect of aboriginal rights, aboriginal title, treaty rights or any other Aboriginal Interest in or to all or any portion of the Project.

“Aboriginal Group” means any Indian, Indian Band or member of an Indian Band within the meaning of the Indian Act (Canada), First Nations people, Inuit people, Métis people, aboriginal or indigenous people, or any person or group asserting or otherwise claiming an aboriginal or treaty right, or any other Aboriginal Interest.

“Aboriginal Interest” means an established or potential aboriginal interest, right or claim, including any claim relating to the existence or potential existence of any aboriginal archaeological, burial, cultural or heritage sites.

“Additional Term” has the meaning set forth in Section 6.1(a).

“Affiliate” means, in relation to any Person, any other Person controlling, controlled by, or under common control with, the relevant Person, where “control” means the right, directly or indirectly, to direct or cause the direction of the management of the business or affairs of the relevant Person, whether by ownership of securities, by contract or otherwise; where (i) “controls”, “controlling”, “controlled by” and “under common control with” have corresponding meanings, and (ii) Subsidiary Guarantor is an Affiliate of Seller.

“Agreement” means this purchase and sale agreement and all attached schedules, in each case as the same may be supplemented, amended, restated, modified or superseded from time to time in accordance with the terms hereof.

“Applicable Tax Law” means all Tax Laws in effect as of the Effective Date and all Laws enacted as of the Effective Date that come into force following the Effective Date.

“Approvals” means any licenses, permits, rights, privileges, concessions, franchises, authorizations, clearances, consents, orders and other approvals (including Mining Leases and Licenses and Mineral Claims and those required by Environmental Laws) required to be obtained from any Person, including any Authority, in connection with the Development.

“Arbitration Rules” means the rules established pursuant to the International Commercial Arbitration Act (Ontario).

“Auditor” means a national Canadian accounting firm, as supported in the discretion of such accounting firm by a nationally recognized minerals engineering firm, that in each case is independent of the Parties and their respective Affiliates, and that has experience and expertise in determining the quantity of gold mined, produced, extracted or otherwise recovered from mining projects.

“Auditor’s Report” has the meaning set forth in Section 15.2(b).

“Authority” means (i) any national, federal, state, provincial, regional, municipal, territorial or local government, agency, department, ministry, authority, board, bureau, tribunal, commission, official, court, or other political subdivision, (ii) any self-regulatory organization or stock exchange, and (iii) any Person authorized by applicable Law to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any such political subdivision, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels.

“Authority Security Approval” means the approval of Ontario Ministry of Northern Development and Mines for the security interest granted by Seller to Purchaser pursuant to the Subsequent Registered Security Agreement.

“Business Day” means any day other than a Saturday or Sunday or a day on which national banking institutions in London, United Kingdom or Toronto, Ontario are closed to the public for conducting business.

“Capital Lease Obligations” means the obligations of Seller to pay rent on personal property or other amounts under any lease of (or other arrangement conveying the right to use) personal property, which obligations (i) are required to be classified and accounted for as capital leases on a consolidated balance sheet of Seller under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS and (ii) are granted in connection with the acquisition of such personal property.

“Cash Price” means, for each ounce of Payable Gold Delivered by Seller hereunder, an amount equal to the product of (i) the Reference Price on the Date of Delivery times (ii) the Delivered Price Payment Percentage; provided, however, that at any time prior to the Deposit Reduction Time and in the event the Excess Senior Secured Amount is greater than zero, Purchaser shall be entitled to an acceleration of the application of the Payment Deposit by reducing the Delivered Price Payment Percentage by the product of (a) 5.40% times (b)(A) the Excess Senior Secured Amount divided by (B) $50,000,000.  An illustrative example of the calculation of the Cash Price in the event that there is an Excess Senior Secured Amount at the time of a Delivery prior to the Deposit Reduction Time is set forth on Schedule C attached hereto.

“Change in Law” has the meaning set forth in Section 2.10(d).

“Closing Date” means the date on which the Closing Deposit Conditions have been satisfied.

“Closing Deposit” has the meaning set forth in Section 3.3.

“Closing Deposit Conditions” means (i) all of the conditions set forth in Section 5.1(b)(ii), (ii) the receipt by Seller of the Authority Security Approval; and (iii) the registration, filing or recording, as applicable, of the Subsequent Registered Security Agreement with (A) the Ontario’s Personal Property Security Registration System against all personal property of Seller relating to the Project set out in the Subsequent Registered Security Agreement, (B) the Ontario Ministry of Northern Development and Mines for purposes of notice against each of the Mineral Licenses held by Seller that are part of the Property, (C) the Land Titles Office for Kenora against each of the Mineral Leases held by Seller that are part of the Property and (D) favourable legal opinions from legal counsel to the Seller as to the Subsequent Registered Security Agreement, in form and substance substantially similar to the legal opinions delivered pursuant to Section 4.1(e) in connection with the Initial Registered Security Agreements except for such matters that specifically relate to the Property charged thereunder.

“Collateral” means the interest in property created by one or more of the Security Agreements.

“Commingling Plan” has the meaning set forth in Section 8.3.

“Confidential Information” has the meaning set forth in Section 8.6(a).

“Confidentiality Agreement” means the Confidentiality Agreement, dated May 6, 2013, by and between Purchaser Guarantor and Seller.

“CSA” has the meaning set forth in Section 8.6(a)(ii).

“Cumulative Project Costs” means, as of any Scheduled Deposit Payment Date, Interim Funding Date or Extension Date, the sum of (i) the aggregate Project Costs actually paid by Seller or any of its Affiliates since November 1, 2013 through such Scheduled Deposit Payment Date, Interim Funding Date or Extension Date plus (ii) the applicable 90 Day Funding Estimate.

“Date of Delivery” means, as to any Delivery, the date of such Delivery.

“Delivered Price Payment Percentage” means 25%.

“Delivery” means delivery of Payable Gold to the applicable Metals Account and “Deliver”, “Delivered” and “Deliverable” have corresponding meanings.

“Delivery Dispute” has the meaning set forth in Section 15.2(a).

“Deposit Record” has the meaning set forth in Section 3.7.

“Deposit Reduction Time” means the time at which the outstanding balance of the Payment Deposit, as set forth in the Deposit Record, is reduced to nil.

“Designated Percentage of Reference Gold” means, without duplication:

(a)           for Reference Gold in the form of doré in respect of which Seller or any of its Affiliates receives an Offtake Payment, the product of (i) the Gold Stream Percentage times, (ii) the Doré Payable Percentage times, (iii) the number of ounces of Reference Gold in such form;

(b)           for Reference Gold in any other form (including concentrates, whole ore, precipitates) in respect of which Seller or any of its Affiliates receives an Offtake Payment, the product of (i) the Gold Stream Percentage times, (ii) the number of ounces of Reference Gold in such form; and

(c)           for Reference Gold in the form of doré or in the form of Payable Gold that Seller places in inventory and does not receive an Offtake Payment within forty-five (45) days thereafter in respect thereof, the product of (i) the Gold Stream Percentage times (ii) 99% times (iii) the number of ounces of Reference Gold placed in inventory in such form.

“Development” means all activities, operations, equipment, infrastructure and other materials and work to be procured and/or performed for the purpose of or in connection with the development of the Project, including, without limitation, exploration, construction, start up and commissioning of the Project in accordance with the Development Program and acquisitions of all Approvals necessary for the conduct of such activities, all in compliance with Law, but excluding Approvals for in each case production in excess of 1,250 tonnes per day.

“Development Program” means the scope of work attached as Schedule D hereto containing a description of the material Facilities to be acquired or constructed.

“Dispute” means any dispute, claim or controversy arising under or in connection with this Agreement or any of the Security Agreements.

“Doré Payable Percentage” means, for Reference Gold recovered in the form of doré, the greater of (i) 99.0% and (ii) the actual percentage of gold returned to Seller from any Offtaker pursuant to an Offtake Payment.

 “Effective Date” means the date of this Agreement.

“Election” has the meaning set forth in Section 9.3(a).

“Election Closing” has the meaning set forth in Section 9.3(e).

“Election Closing Date” has the meaning set forth in Section 9.3(e).

“Election Price” has the meaning set forth in Section 9.3(a).

“Eligible Transferee(s)” means, with respect to any potential transfer contemplated by Section 10.1, such Person(s) as transferee(s) that have, (i) as to any such transfer by Seller, individually or collectively, the financial and technical wherewithal to complete the Development in accordance with the Development Program in all material respects and to operate the Project and to perform all obligations of Seller under this Agreement and under the Security Agreements and (ii) as to any such transfer by Subsidiary Guarantor, individually or collectively, the financial and technical wherewithal to own the Property (or, if applicable, any other assets) owned by Subsidiary Guarantor (to the extent so transferred) and to perform all obligations of the Subsidiary Guarantor under the Security Agreements to which it is a party.

“Encumbrances” means any and all mortgages, deeds of trust, charges, assignments, hypothecs, pledges, security interests, liens, easements, rights of way, royalty interests, rights of reservation, rights of reclamation, and other encumbrances and adverse claims of every nature and kind securing any indebtedness, liability, performance or obligation of any Person, whether arising under Law or otherwise, perfected or unperfected, registered or unregistered.

“Environmental Laws” means Laws relating to pollution, or the protection or preservation of the environment, environmental conservation areas and their management plans, occupational health and safety, product safety, product liability or Hazardous Substances, including laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances, Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and Laws relating to endangered or threatened species of fish, wildlife or plants and the management or use of natural resources.

“Event of Force Majeure” means an event that is reasonably beyond the control of a Party and its Affiliates, including:

(a)	acts of God, earthquake, cyclone, fire, explosion, flood, landslide, lightning storm, tempest, drought or meteor;

(b)	war (declared or undeclared), invasion, act of foreign enemy, hostilities between nations, civil insurrection or military usurper power;

(c)	revolution or act of the public enemy, sabotage, malicious damage, terrorism, insurrection or civil unrest;

(d)	confiscation, nationalisation, requisition, expropriation, embargo, restraint or damage to property by or under the order of any Authority;

(e)	epidemic or quarantine restrictions;

(f)	strikes, lock out or other labor dispute; or

(g)	blockades (including blockades by any Aboriginal Group or their members) that substantially prevent or inhibit ingress or egress to the Project.

“Excess Senior Secured Amount” means, at any time prior to the Deposit Reduction Time, on the date of any Delivery, the sum of (i) the outstanding and drawn principal amount of Senior Financing at such time minus (ii) $50,000,000; provided that if such sum is less than zero on any date of Delivery, then the Excess Senior Secured Amount as of such date of Delivery shall be deemed to be zero.

“Excluded Taxes” means, with respect to a Party, Taxes imposed on or measured by its net income arising in a jurisdiction (or any political subdivision thereof) by virtue of it having a connection with such jurisdiction (or any political subdivision thereof), and with respect to Seller or Purchaser, UK Value Added Tax liability that Seller or Purchaser is obligated to pay with respect to any Delivery of Payable Gold to Purchaser.

“Exploration and Resource Report” has the meaning set forth in Section 8.8.

“Extension Date” means the date, if any, following the final Scheduled Deposit Payment Date, on which Seller first requests payment of any unpaid portion of the Payment Deposit, and each successive thirty (30) day anniversary thereafter, until such time as the earlier to occur of (i) the Payment Deposit has been paid in full by Purchaser or (ii) Purchaser has delivered (or been deemed to deliver) the Reduced Percentage Notice.

“Extension Date Purchaser Funding Ratio” means, with respect to any Extension Date, (i) the sum of (A) the Signing Deposit plus (B) the Paid Closing Deposit plus, (C) the aggregate Paid Scheduled Deposits plus (D) the amount of Reductions actually paid by Purchaser to Seller under Section 5.2 divided by (ii) the Payment Deposit.

“Extension Zone” means any area extending up to three kilometers from the exterior boundary of the Property which is owned by Seller or any of its Affiliates on or after the Effective Date.

“Extension Zone Property” means any freehold properties, Mineral Claims, Mining Leases and Licenses, Surface Rights and other rights in Minerals or in real property owned by Seller or any Affiliate of Seller as of the Effective Date within the Extension Zone and as identified on Schedule B3 or acquired by Seller or any Affiliate of Seller within the Extension Zone prior to the end of the Term, and includes any extension, renewal, replacement, conversion or any other form of successor or substitute title to or tenure derived from any of the foregoing, and any after acquired or resulting right (or any greater or lesser area to any of the foregoing), including any such right re-acquired after abandonment or other disposition of any such right, but in every case without extending beyond the area covered by the Extension Zone.

“Facilities” means the mining, processing, production, maintenance, storage, tailings, roads, underground development, administration, infrastructure and related ancillary facilities, infrastructure and equipment, acquired, re-commissioned, constructed or operated by Seller or any of Seller’s Affiliates sufficient to extract and beneficiate Minerals derived from the Property and any Extension Zone Property in accordance with the Development Program.

“Franco-Nevada” means Franco-Nevada Corporation.

“Franco-Nevada Royalty Agreement” means that certain Letter Agreement re McFinley Properties, dated as of January 3, 2002, by and between Seller and Dominion Goldfields Corporation, of which Franco-Nevada acquired an interest pursuant to that certain Royalty Purchase Agreement by and between Dominion Goldfields Corporation and Franco-Nevada, dated as of August 19, 2011.

“Franco-Nevada Security Agreements” has the meaning set forth in Section 8.11(a).

“Franco-Nevada Subordination Agreement” means a subordination agreement by and between Purchaser and Franco-Nevada (and acknowledged by Seller) pursuant to which Franco-Nevada shall agree to subordinate its Encumbrance on the Project to the Encumbrances on the Project granted to Purchaser under this Agreement and the Security Agreements, on customary terms for transactions of this nature and containing such provisions as are reasonably required to facilitate and finance the project development of the Project.

“Freehold Mineral Properties” means the freehold mineral properties described in Part 2 of Schedule B1.

“Freehold Properties” means, collectively, the Freehold Mineral Properties and Freehold Surface Properties.

“Freehold Surface Properties” means the freehold surface properties described in Part 1 of Schedule B1.

“Gold Stream Percentage” means (i) from the Effective Date to and including the Payable Gold Threshold Time, the Initial Gold Stream Percentage and (ii) thereafter, the Tail Stream Percentage, in each case as such percentage may be reduced in accordance with Section 6.2(b)(ii).

“Gold Stream Reduction Percentage” has the meaning set forth in Section 6.2(b)(ii).

“Hazardous Substance” means any substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, identified in or regulated by any Environmental Law, including any arsenic, cadmium, copper, lead, mercury, petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, urea formaldehyde insulation, lead paint, polychlorinated biphenyls (or PCBs), CFCs, dioxins, dibenzofurons, heavy metals, radon gas, mould spores or mycotoxins.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Initial Gold Stream Percentage” means (i) with respect to Reference Gold produced from the Property, 6.30% and (ii) with respect to Reference Gold produced from the Extension Zone Property, 3.15%, in each case as such percentage may be reduced in accordance with Section 6.2(b)(ii).

“Initial Registered Security Agreements” has the meaning set forth in clause (a) of the definition of “Security Agreements”.

“Initial Term” has the meaning set forth in Section 6.1(a).

“Insolvency Event” in respect of a Person, means the making of an assignment in bankruptcy or any other assignment for the benefit of creditors by such Person, the making of any proposal under the Bankruptcy and Insolvency Act (Canada) or any comparable law, the seeking of any relief under the Companies’ Creditors Arrangement Act (Canada), the United States Bankruptcy Code, the Winding-up and Restructuring Act (Canada) or any other bankruptcy, insolvency or analogous law in relation to such Person, such Person becoming the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, which proceedings remain undischarged for a period of 30 days, or if a receiver, receiver/manager, trustee, custodian, sequestrator or other Person with similar powers is appointed for all or any substantial part of the property and business of such Person and such receiver, receiver/manager, trustee, custodian, sequestrator or other Person remains undischarged for a period of 30 days, or if the corporate existence of such Person is terminated by voluntary or involuntary dissolution or winding-up (other than by way of a Permitted Reorganization).

“Interim Funding Date” has the meaning set forth in Section 5.2(a).

“Interim Funding Date Statement” has the meaning set forth in Section 5.2(a).

“Intermediate Subordination Agreement” has the meaning set forth in Section 8.5(a)(iii).

“Inventory Delivery” has the meaning set forth in Section 2.1(a).

“Knowledge” means those facts actually known by David Adamson (on or before December 31, 2012 only), Michael Lalonde, Darryl Boyd, Glenn Kumoi, Nicholas Nikolakakis or Daniel Labine, and any successor or replacement of any such individual (other than David Adamson), or that could be expected to be discovered following due enquiry by, Michael Lalonde, Darryl Boyd, Glenn Kumoi, Nicholas Nikolakakis or Daniel Labine, and any successor or replacement of any such individual.

“Law” means any law, statute, regulation, ordinance, code, order, requirement, rule, enforceable policy or guideline, decision or other action, including any judicial or administrative interpretation thereof, of any Authority.

“LBMA” means the London Bullion Market Association.

“LBMA Good Delivery Rules” means the Good Delivery Rules for Gold and Silver Bars – Specifications for Good Delivery Bars and Application Procedures for Listing, as amended from time to time.

“LBMA Smelter” means a smelter identified on the LBMA Good Delivery List from time to time.

“LIBO Rate” means, for any calendar month, the British Bankers’ Association Interest Settlement Rate for United States dollars for an interest period of three months displayed and identified on the Reuters Screen LIBOR 01 Page at approximately 10:00 am (Toronto time) on the first Business Day of such month; provided, however, if such rate does not appear on the Reuters Screen LIBOR 01 Page at that time, then the “LIBO Rate” for that calendar month shall be the six month LIBO Rate (determined as at 10:00 am (Toronto time) on such Business Day) as quoted to Purchaser by a major United Kingdom bank.

“Losses” has the meaning set forth in Section 14.1.

“Lot” means any applicable quantity of Minerals delivered by Seller or any of its Affiliates to an Offtaker from time to time.

“M.A.E.” means any event, occurrence, change or effect that, when taken individually or together with all other events, occurrences, changes or effects, is or could reasonably be expected to:

(a)	materially limit, restrict or impair Seller’s ability to construct the Project substantially in accordance with the Development Program or operate the Project; or

(b)	materially limit, restrict or impair the ability of Seller or Subsidiary Guarantor to observe, perform or comply with its obligations under this Agreement or the Security Agreements,

provided, however, that any change in the price of gold or in the trading price of shares in the capital of Seller shall not constitute a M.A.E.

“Metals Account” means one or more metals accounts of Purchaser as designated pursuant to Section 2.5 for the Delivery of Payable Gold by Seller to Purchaser.

“Mineral Claim” means any unpatented mining claim issued under Mining Act (Ontario) or any successor statute thereto or by any Authority.

“Minerals” means any and all marketable metal bearing material in whatever form or state (including Reference Gold) that is mined, produced, extracted or otherwise recovered from the Property or Extension Zone Property, including any such material derived from any processing or reprocessing of any tailings, dumps, stockpiles, waste rock or other waste products originally derived from the Property or the Extension Zone Property, and including ore, concentrates, anode, doré or any other products requiring further milling, processing, smelting, refining or other beneficiation.

“Mining Leases and Licences” means any license of occupation, or Crown mining lease issued under the Mining Act (Ontario) or any successor statute thereto or by any Authority.

“Monthly Construction Reports” means the monthly detailed and summary reports with respect to the Project prepared by the engineering, procurement and construction management contractor or by Seller or any of its Affiliates to manage the Project and communicate to Project managers and corporate officers (without redaction), together with such other materials and information as Purchaser reasonably may request, which may include a summary of any (A) material health and safety violations, (B) material violations of Law (including Environmental Laws), (C) blockades or other material disputes or disturbances with Aboriginal Groups, (D) a summary of the status of Approvals and Approval applications, to be prepared by or on behalf of Seller for each month while the Project is under Development, (E) a summary of the Project Costs incurred on a cumulative and monthly basis and (F) a summary of the Development activities conducted during the month associated with any such Monthly Construction Report.

“Monthly Production Report” means, for each calendar month, a written report with respect to the Project prepared by Seller or any of its Affiliates, to manage the Project and communicate to Project managers and corporate officers (without redaction), which shall include at a minimum the items set forth below, together with such other materials and information as Purchaser may reasonably request:

(i)	a summary of the types, tonnes or tons and gold grade of Minerals mined from the Project during such month;

(ii)	types, tonnes or tons of gold grade of any Minerals stockpiled;

(iii)
for any processing plant operated by Seller or an Affiliate of Seller related to the Project or Reference Gold, a summary of the types, tonnes or tons and gold grade of processed Minerals, recoveries for gold, and all metallurgical material and gold balances;

(iv)
for any processing plant operated by Seller or an Affiliate of Seller related to the Project or Reference Gold, the number of ounces of Reference Gold in Minerals processed during such month, but not delivered to an Offtaker by the end of such month;

(v)	a summary of any Lot(s) delivered to Offtakers during such month, showing the calculation of, among other things, Reference Gold amounts and Offtake Payments received during such month;

(vi)
a summary of any Reference Gold placed into Seller’s or any of its Affiliate’s inventory, including the form of such Reference Gold, the amount of ounces placed into inventory, and the date that each ounce was placed into inventory;

(vii)	until the Deposit Reduction Time, the Deposit Record; and

(viii)
such other matters normally contained in the Project monthly report, which may include a summary of any (i) exploration programs, (ii) operational issues, (iii) material health and safety violations, (iv) material violations of Law (including Environmental Law), (v) blockades by or other material disputes or disturbances involving Aboriginal Groups or their members, and (vi) a summary of the status of Approvals and Approval applications and renewals.

“Offtake Payment” means:

(a)
with respect to Minerals purchased by an Offtaker from Seller or any of its Affiliates, the receipt by Seller or any of its Affiliates of payment, whether provisional or final, or other consideration, from an Offtaker in respect of any Reference Gold, and

(b)
with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of Seller or any of its Affiliates, the receipt by Seller or any of its Affiliates of gold, whether provisional or final settlement, in accordance with the applicable Sales Contract.

“Offtaker” means any Person, other than Seller or any of its Affiliates, that purchases Minerals from, or smelts, refines or beneficiates Minerals provided by, Seller or any of its Affiliates pursuant to a Sales Contract or any Affiliate of Seller that contracts with Seller on arm’s length commercial terms in respect of the applicable Sales Contract.

“Offtaker Assay” has the meaning set forth in Section 2.1(b).

“Other Minerals” means any and all marketable metal bearing material in whatever form or state (including ore) that is mined, extracted or otherwise recovered from any location that is not within the Property or the Extension Zone Property.

“Overall Funding Ratio” means, with respect to any Scheduled Deposit Payment Date, Interim Funding Date or Extension Date, (i) the Cumulative Project Costs divided by (ii) the sum of (A) the Cumulative Project Costs plus (B) the total remaining Project Costs as estimated by Seller in accordance with the Development Program required to complete the Project minus (C) clause (ii) of the definition of Cumulative Project Costs.

“Paid Closing Deposit” has the meaning set forth in Section 3.3.

“Paid Scheduled Deposit” has the meaning set forth in Section 3.4.

“Parties” means the parties to this Agreement.

“Payable Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to a minimum 995 parts per 1,000 fine gold and otherwise meets LBMA Good Delivery Rules.

“Payable Gold Threshold” means 135,000 ounces of Payable Gold, subject to reduction in accordance with Section 6.2(c).

“Payable Gold Threshold Time” means the date and time at which a number of ounces of Payable Gold equal to the Payable Gold Threshold have been Delivered to Purchaser.

“Payment Deposit” has the meaning set forth in Section 3.1.

“Payment Deposit Offset” has the meaning set forth in Section 2.3.

“Permitted Disposition” means (i) any sale, transfer, abandonment, lease or other disposition of obsolete, worn out or no longer useful property, whether now owned or hereafter acquired; (ii) any sale, transfer, or other disposition of equipment to the extent that (A) such property is exchanged for credit against the purchase price of similar replacement property or (B) the proceeds of such disposition are applied to the purchase price or rental of such replacement property; (iii) any royalty or sale, transfer, lease or other disposition of any interest in any Mineral other than Reference Gold; (iv) any sale or other disposition of any Reference Gold pursuant to a Sales Contract; (v) any royalty or sale, transfer, lease or other disposition of any interest in the Project to, in favour of, imposed by or required by any Authority or any Aboriginal Group; (vi) any zoning by-laws, ordinances, surface access rights or other restrictions as to the use of any Property; and (vii) any other sale, transfer, abandonment, lease or other disposition of any Facility which could not reasonably be expected to have a M.A.E., and the proceeds of which are less than $10,000,000 per fiscal year or which disposition is made in connection with the closure of the Project when it is no longer economic to operate such Facility taking into account reasonable industry standards in such determination.

“Permitted Encumbrances” means at any time and from time to time (i) Senior Financing Party Encumbrances; (ii) undetermined or inchoate Encumbrances incidental to construction, maintenance or operations for the Project which have not at the time been filed pursuant to law; (iii) Encumbrance for Taxes for the then current year, Encumbrances for Taxes not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue, (iv) cash or marketable securities deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by Law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances, (v) security given in the ordinary course of business to a public utility or any Authority when required by such utility or Authority in connection with the operations of Seller in respect of the Project in the ordinary course of business, (vi) easements, rights of way, licenses and servitudes in existence at the date hereof and future easements, rights of way, licenses and servitudes, (vii) all rights reserved to or vested in any Authority by the terms of any Mineral Claims, Mining Leases and Licenses, Surface Rights or other real property right or Approval held by Seller or by any Law to terminate any thereof or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain an Encumbrance on any property or assets of Seller in respect of the Project in the event of failure to make such annual or other periodic payments, (viii) Purchase Money Encumbrances on personal property acquired or leased by Seller in the ordinary course of business to secure the purchase price of or rental payments with respect to such personal property or to secure indebtedness incurred solely for the purpose of financing the acquisition of such personal property, or extensions, renewals or replacements of any of the foregoing for the same or lesser amount, (ix) Encumbrances securing Capital Lease Obligations, (x) Encumbrances (other than Encumbrances noted on Schedule E) securing royalties, net profit interests or other participating interests in the Project permitted to be granted hereunder which Encumbrances, prior to the Deposit Reduction Time (other than any Encumbrance granted to an Authority to secure any royalty, net profit interest or other participating interest in the Project), shall be subordinate to Encumbrances created under the Security Agreements in accordance with Section 8.5(a)(vi), (xi) assets pledged to any Authority as security for closure obligations, (xii) such other Encumbrances as may from time to time be consented to in writing by Purchaser, (xiii) Encumbrances represented by the Security Agreements, and (xiv) Encumbrances noted on Schedule E.

“Permitted Reorganization” means

(i)
any merger,  amalgamation, arrangement, consolidation or capital reorganization of Seller or Subsidiary Guarantor provided that if Seller is a party to the merger, amalgamation, arrangement, consolidation or capital reorganization, either (x) Seller shall be the continuing, resulting or surviving entity or (y) the surviving, continuing or resulting entity shall be an Eligible Transferee, shall own the Project and shall assume the obligations of Seller or Subsidiary Guarantor, as applicable, hereunder and under the Security Agreements; and

(ii)
any dissolution, liquidation, wind-up or termination of the existence of Subsidiary Guarantor provided that substantially all of the Property owned by Subsidiary Guarantor is distributed, upon such dissolution, liquidation or termination, to Seller or another subsidiary of Seller which is an Eligible Transferee and which becomes bound to the Security Agreements to which Subsidiary Guarantor is a party prior to such dissolution, liquidation or termination; and

in each case, if such transaction referred to in above paragraph (i) or (ii) does not result in the imposition of any Taxes payable by Purchaser as determined by reference to Laws in effect or proposed at the time of such transaction.

“Permitted Royalty” has the meaning set forth in Section 8.5(a)(vi).

“Person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Authority, or any other type of organization, whether or not a legal entity.

“Potential Purchaser” has the meaning set forth in Section 9.1.

“Project” means the Phoenix Gold project located in the Province of Ontario, Canada, comprising the Property, the Extension Zone Property and the Facilities.

“Project Costs” means the total costs for the Development, including capital costs and pre-Reporting Threshold operating costs; provided that “Project Costs” shall exclude (i) allocations of Seller’s and its Affiliates corporate overhead and (ii) the costs associated with Seller’s obligations set forth in Section 8.8.

“Property” means the Freehold Properties, Mineral Claims, Mining Leases and Licenses, Surface Rights, and other rights in Minerals or real property owned or held by Seller or any Affiliate of Seller, in each case, as of the Effective Date and as identified on Schedule B1 and Schedule B2, and any extension, renewal, replacement, conversion or any other form of successor or substitute title to or tenure derived from of any of the foregoing, and any after acquired or resulting right (or any greater or lesser area of any of the foregoing), including any such right re-acquired after abandonment or other disposition of any such right, but in every case without extending the area covered by the Property beyond the exterior boundaries of the area covered by the rights identified on Schedule B1 and Schedule B2 as of the Effective Date.

“Proposed Royalty Subordination Agreement” has the meaning set forth in Section 8.5(a)(iii).

“Proposed Transferred Right” has the meaning set forth in Section 9.1.

“Purchase Money Encumbrance” means an Encumbrance taken or reserved in personal property to secure payment of all or part of its purchase price, provided that such Encumbrance (i) secures an amount not exceeding the purchase price of such personal property, (ii) extends only to such personal property and its proceeds, and (iii) is granted in connection with the purchase of such personal property.

“Purchase Price” has the meaning set forth in Section 2.3.

“Purchaser” has the meaning set forth in the recitals to this Agreement.

“Purchaser Engineer” has the meaning set forth in Section 15.1(a).

“Purchaser Event of Default” has the meaning set forth in Section 13.1.

“Purchaser Funding Ratio” means, with respect to any Scheduled Deposit Payment or Interim Funding Date, (i) the sum of (A) the Signing Deposit plus (B) the Paid Closing Deposit plus, (C) the aggregate Paid Scheduled Deposits plus (D)(1) in the case of any Scheduled Deposit Payment Date, the amount of the Scheduled Deposit payable on such Scheduled Deposit Payment Date as set forth on Schedule G (including any unpaid Reductions) and (2) in the case of any Interim Funding Date, the amount of the Reduction payable on such Interim Funding Date, divided by (ii) the Payment Deposit.

“Purchaser Guarantor” has the meaning set forth in the recitals to this Agreement.

“Receiving Party” has the meaning set forth in Section 8.6(a).

“Reduction” has the meaning set forth in Section 5.2(a).

“Reduced Percentage Notice” has the meaning set forth in Section 6.2(b)(ii).

“Reference Gold” means the number of ounces of gold in whatever form or state that is contained in any Minerals mined, produced, extracted or otherwise recovered from ore mined, produced, extracted or otherwise recovered from the Property or the Extension Zone Property from and after the Effective Date and through the end of the Term.  Reference Gold shall not be reduced for, and Purchaser shall not be responsible for, any Refining Adjustments.

 “Reference Price” means, for any Delivery of Payable Gold, the London PM gold fixing price as quoted in United States dollars per ounce by the LBMA on the Date of Delivery.

“Refining Adjustments” means any refining charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges, penalties or deductions, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of the applicable Sales Contract.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, emitting, emptying, dumping, escape, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property of a Hazardous Substance, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Reporting Threshold” means the mechanical completion of all Facilities, commencement of underground mining operations, and commissioning of all mining and processing Facilities required for production of Reference Gold and demonstrating mill production capacity of at least 875 tonnes per day for a continuous period of 30 calendar days.

“Reporting Threshold Notice” has the meaning set forth in Section 6.2(b).

“Restricted Person” means any Person that:

(a)	is named, identified, described on or included on any of:

(i)	the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism financing;

(ii)	the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(iii)	the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(iv)	the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control; or

(v)	the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324,

(b)	is subject to trade restrictions under United States law, including, but not limited to:

(i)	the International Emergency Economic Powers Act, 50 U.S.C.; or

(ii)
the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56; or

(c)           is an Affiliate of a Person covered under (a) or (b).

“Returned Amount” has the meaning set forth in Section 12.3.

“Sales Contract” means any agreement entered into by Seller or any of its Affiliates with an Offtaker (i) for the sale of Minerals to such Offtaker, or (ii) for the smelting, refining or other beneficiation of Minerals by such Offtaker for the benefit of Seller or any of its Affiliates, and all amendments or addendums thereto.

“Sales Documents” means, for each Lot, such documents as are reasonably necessary for Purchaser to verify that the amount of Payable Gold Delivered in respect of such Lot is equivalent to the Designated Percentage of Reference Gold in respect of such Lot, including the final settlement sheets, final invoices, credit notes, bills of lading, and any and all certificates and other documentation prepared or produced by the relevant Offtaker.

“Scheduled Deposits” has the meaning set forth in Section 3.4.

“Scheduled Deposit Payment” means each payment amount set forth on Schedule G.

“Scheduled Deposit Payment Date” means as to each Scheduled Deposit Payment, the date set forth opposite such Scheduled Deposit Payment on Schedule G or such later date(s) set forth in the statement delivered by Seller to Purchaser pursuant to Section 5.1(a).

“SEC” has the meaning set forth in Section 8.6(a)(ii).

“Section 6.2(b)(iii) Termination Notice” has the meaning set forth in Section 6.2(b)(iii).

“Security Agreements” means, collectively:

(a)
(i) a debenture charging the Freehold Mineral Properties and the Mineral Claim held by Seller and (ii) a debenture charging the Freehold Surface Properties held by Subsidiary Guarantor (collectively, the “Initial Registered Security Agreements”);

(b)	a debenture charging the Mining Leases and Licenses held by Seller (the “Subsequent Registered Security Agreement”); and

(c)	the Subsidiary Guarantee.

“Seller” has the meaning set forth in the recitals to this Agreement.

“Seller Assay” has the meaning set forth in Section 2.1(b).

“Seller Disclosure Schedules” means the disclosure schedules delivered by Seller as of the Effective Date.

“Seller Event of Default” has the meaning set forth in Section 12.1.

“Senior Financing” means any of one or more project or corporate financings (including any bond or credit facility) provided to Seller or any of its Affiliates from time to time that is to be secured partially or wholly by the Project in priority to Encumbrances granted pursuant to the Security Agreements (but shall not include financings that create Permitted Encumbrances, other than Senior Financing Party Encumbrances).

“Senior Financing Party” means, for any Senior Financing, any lender, noteholder or other financing party thereunder.

“Senior Financing Party Encumbrances” means any Encumbrances for Senior Financings up to a maximum committed amount (including undrawn but committed revolving credit or other credit facilities) of $100,000,000 prior to the Deposit Reduction Time and, at all times during the Term, the proceeds of which shall be used for Development and operation of the Project.

“Signing Deposit” has the meaning set forth in Section 3.2.

“Specified Percentage” has the meaning set forth in Section 9.3(a)(i).

“Stipulation and Proposal” has the meaning set forth in Section 8.5(a)(iii).

“Subsequent Registered Security Agreement” has the meaning set forth in clause (b) of the definition of “Security Agreements”.

“Subsidiary Guarantor” means 0691403 B.C. Ltd., a wholly-owned subsidiary of Seller incorporated under the laws of the Province of British Columbia.

“Subsidiary Guarantee” means that certain guarantee in favor of Purchaser provided by Subsidiary Guarantor on the Effective Date.

“Surface Rights” means, in respect of the Project, all rights to use, enter and occupy the surface of the Project (including the surface of any freehold properties, Mining Leases and Licences or Mineral Claim for the Project) for the exploration, development or production of Minerals, the treatment of ore, anode, doré, and concentrates produced from the Project, all operations related to any of the foregoing, the exploration and development or production of Minerals from the Project, and the business of mining in respect of the Project, and all contracts, Approvals or other documents relating to such rights, including without limitation, any and all surface rights related to infrastructure for the Project held by any Affiliate of Seller (such as electric power lines and roads), surface tenures issued to an Affiliate of Seller by an Authority (such as investigative permits and temporary permits), and any freehold real property rights, leasehold real property rights, lease, license of occupation, or other occupation right over any part of the Project held by an Affiliate of Seller.

“Tail Stream Election” has the meaning set forth in Section 9.3(a).

“Tail Stream Percentage” means, subject to increase or reduction in accordance with Section 9.3, (i) with respect to Reference Gold produced from the Property, 3.15% and (ii) with respect to Reference Gold produced from the Extension Zone Property, the product of 50% times the Tail Stream Percentage in effect on the Property, in each case as such percentage may be reduced in accordance with Section 6.2(b)(ii).

“Taxes” means all taxes, assessments and other governmental charges, duties, and impositions, including any interest, penalties, tax instalment payments or other additions that may become payable in respect thereof, imposed by any Authority, which taxes shall include all income or profits taxes (including federal, provincial, and state income taxes), non-resident withholding taxes, sales and use taxes, branch profit taxes, ad valorem taxes, excise taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, land transfer taxes, capital taxes, extraordinary income taxes, surface area taxes, property taxes, asset transfer taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing.

“Term” has the meaning set forth in Section 6.1(a).

“Termination Notice” has the meaning set forth in Section 6.2(a).

“Termination Option Date” has the meaning set forth in Section 6.2(b).

“Transaction Documents” means this Agreement and each Security Agreement.

“Transfer Notice” has the meaning set forth in Section 9.1.

“United States dollars” and “US$” means the lawful currency of the United States of America.

1.2           Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)
the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”;

(e)	the language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party;

(f)	unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders;

(g)
a reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation;

(h)
in this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto time) on the last day of the period. If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto time) on the next Business Day;

(i)	the terms “day” and “days” mean and refer to calendar day(s);

(j)	unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States dollars; and

(k)	the following schedules are attached to and form part of this Agreement:

Schedule A1	-	Seller Representations and Warranties
Schedule A2	-	Purchaser Representations and Warranties
Schedule A3	-	Purchaser Guarantor Representations and Warranties
Schedule B1	-	Description of Property
Schedule B2	-	Description of Certain After-acquired Property
Schedule B3	-	Description of Extension Zone
Schedule B4	-	Map of Project
Schedule C	-	Illustrative Example of Cash Price Calculation
Schedule D	-	Development Program
Schedule E	-	Permitted Encumbrances
Schedule F	-	Subordination Agreement Terms
Schedule G	-	Scheduled Deposits
Schedule H	-	Royalty Subordination Agreement Terms
Schedule I	-	Illustrative Example of Consequences of Delivery of Reduced Percentage Notice

Article 2
PURCHASE AND SALE

2.1           Purchase and Sale of Payable Gold

(a)
Except as otherwise provided in Section 6.2, within the earlier of (i) five (5) Business Days of Seller’s or any of its Affiliate’s receipt of an Offtake Payment and (ii) forty-five (45) days after Seller or any of its Affiliates places Reference Gold into its inventory (an “Inventory Delivery”), Seller shall sell and Deliver, and Purchaser shall purchase and accept from Seller, an amount of Payable Gold equal to the Designated Percentage of Reference Gold to which such Offtake Payment or inventory, as applicable, relates. In the event that Seller makes an Inventory Delivery and subsequently receives an Offtake Payment with respect to such Reference Gold whereby the actual percentage of gold received by Seller thereunder exceeds 99% of the Reference Gold, Seller shall sell and Deliver, and Purchaser shall purchase and accept from Seller, an amount of Payable Gold equal to the Designated Percentage of Reference Gold in respect of such excess.

(b)
In the event that Seller makes an Inventory Delivery and subsequently receives an Offtake Payment in respect of the Reference Gold subject to an Inventory Delivery whereby the Reference Gold determined by the assay of the Offtaker (the “Offtaker Assay”) is different than the Reference Gold determined by the assay of Seller in calculating its Inventory Delivery obligation (the “Seller Assay”), then (i) if the Offtaker Assay is greater than the Seller Assay, in addition to any Delivery required by the last sentence in Section 2.1(a), Seller shall sell and Deliver to Purchaser an amount of Payable Gold equal to the Designated Percentage of Payable Gold in respect of the number of ounces of Reference Gold relating to such excess and (ii) if the Offtake Assay is less than the Seller Assay, Seller shall be entitled to offset against any Delivery required by the last sentence in Section 2.1(a), in the first instance, and thereafter against any future Delivery required by this Agreement, an amount of Payable Gold equal to the Designated Percentage of Payable Gold in respect of the number of ounces of Reference Gold relating to such deficiency.

(c)
For each sale of Payable Gold pursuant to Section 2.1(a) and Section 6.2(f), the amount of Reference Gold used as the basis for calculating the Designated Percentage of Reference Gold shall be determined by (i) the amount of contained gold in the Minerals received at the Offtaker as determined by the Sales Contract in the case of Deliveries made pursuant to clause (i) of Section 2.1(a), and (ii) the amount of contained gold in the Seller Assay in the case of Inventory Deliveries. Seller’s obligation to sell and deliver Payable Gold shall be solely to sell and deliver Payable Gold in a manner and in an amount determined in accordance with the terms of this Agreement. No minimum or maximum (including annual or cumulative) gold ounce delivery obligations will apply.

2.2           Statements

Prior to or concurrent with each Delivery, Seller shall deliver a statement to Purchaser setting out:

(a)	a calculation of the number of ounces of Payable Gold so Delivered;

(b)	the estimated Date of Delivery and time of Delivery;

(c)	the applicable Purchase Price and Cash Price for each ounce of Payable Gold so Delivered;

(d)	until the Deposit Reduction Time, the Deposit Record;

(e)	in respect of any Inventory Delivery, the Seller Assay in respect thereof; and

(f)	in respect of any Delivery other than an Inventory Delivery, the Sales Documents for such Delivery; and

(g)	a calculation of the Excess Senior Secured Amount, together with appropriate documentation supporting such calculation.

2.3           Purchase Price

For each Delivery of Payable Gold, Purchaser shall pay Seller a purchase price for each ounce of Payable Gold Delivered (the “Purchase Price”) equal to:

(a)
prior to the Deposit Reduction Time, the Reference Price, (i) the portion of which is equal to the amount of the Cash Price shall be payable in cash and (ii) the remaining portion of which shall be payable by applying an amount equal to the difference between such Reference Price and the Cash Price against the Payment Deposit (the “Payment Deposit Offset”) in order to reduce the outstanding balance of the Payment Deposit, as set forth in the Deposit Record, until the outstanding balance of the Payment Deposit has been reduced to nil; and

(b)	from and after the Deposit Reduction Time, the Cash Price, payable in cash.

2.4           Payment of Cash Price

Purchaser shall pay the Cash Price for each Delivered ounce of Payable Gold no later than five (5) Business Days after Delivery.

2.5           Metals Account

The initial Metals Account shall be located in the United Kingdom.  Purchaser shall be permitted to designate a Metals Account located in a jurisdiction other than the United Kingdom upon the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

2.6           Payments

All payments of funds due by one Party to another under this Agreement shall be made in United States dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

2.7           Overdue Payments and Set-Off

(a)
Any payment or Delivery not made by a Party on or by any applicable payment date or Delivery date referred to in this Agreement shall incur interest from the due date until such payment or Delivery is paid or made in full at a per annum rate equal to the LIBO Rate on the due date therefor, plus four percent (4%), calculated and compounded monthly in arrears.

(b)
If further Deliveries of Payable Gold are made under this Agreement within sixty (60) days of any applicable payment date, then any such overdue dollar amount owed to Seller under this Agreement may be set off against future Payable Gold owed to Purchaser, and shall be based on the applicable Reference Price on the date such amount became overdue.

(c)
If no further Deliveries of Payable Gold are made under this Agreement within sixty (60) days of any applicable payment date, then Purchaser shall pay to Seller within five (5) Business Days of the expiry of such sixty (60) day period such overdue dollar amount owed to Seller under this Agreement in cash.

(d)
The value of any such overdue payment associated with Payable Gold owed to Purchaser under this Agreement shall be based on the applicable Reference Price on the date such Payable Gold became overdue, and Purchaser may elect to receive such overdue payment in Payable Gold or as a set off against future payments of the Cash Price.

2.8	Title; Risk of Loss

(a)	At Delivery, Seller shall provide Purchaser good, valid and marketable title to the Payable Gold so Delivered, free and clear of all Encumbrances.

(b)	Title to, and risk of loss of, Payable Gold shall pass from Seller to Purchaser on Delivery.

2.9           No Specified Origin of Payable Gold

It is understood that Reference Gold is referenced only to determine the volume of Payable Gold to be Delivered.  Seller shall not sell and Deliver to Purchaser the physical Payable Gold resulting from gold mined, produced, extracted or otherwise recovered from the Property.  All Payable Gold shall be sourced from LBMA Smelters. From time to time, at Purchaser’s request, Seller shall provide reasonable cooperation to Purchaser in obtaining certification (reasonable in light of industry practices then in effect) from any such source that such Payable Gold has been sourced from an LBMA Smelter.

2.10           Taxes

(a)
All Deliveries and all amounts paid by Seller hereunder shall be made or paid without any deduction, withholding, charge or levy for or on account of any Indemnified Taxes, all of which shall be for the account of Seller making such Delivery or payment.  If any such Indemnified Taxes are required or permitted by Law to be deducted, withheld, charged, recovered, or levied by Seller, then: (i) Seller shall make, in addition to such Delivery or payment, such additional Delivery or payment as is necessary to ensure that the net amount of Payable Gold received by Purchaser (free and clear and net of any such Indemnified Taxes, including any Indemnified Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount of Payable Gold Seller would have received had no such deduction, withholding, charge or levy been required, (ii) Seller shall make any such withholdings or deductions required to be made by it under Law, and (iii) Seller shall timely pay the full amount required to be withheld or deducted to the relevant Authority in accordance with Law.

(b)
To the extent Purchaser is required by applicable Law to pay any Indemnified Taxes that are to be borne by Seller under Section 2.10(a), Purchaser shall provide reasonable documentation of such payment to Seller and Seller shall promptly reimburse Purchaser.

(c)	Seller shall file all returns and other documentation, at its own expense, for such Indemnified Taxes as required by applicable Law.

(d)
If, as a result of a change in Applicable Tax Law or in the interpretation of any Law by relevant Tax Authorities (a “Change in Law”), Seller is required to deduct, withhold, charge or levy a material amount of Taxes on Deliveries of Payable Gold, which Taxes are materially in excess of the Taxes which would have been deducted, withheld, charged or levied on such Deliveries prior to the Change in Law, Seller and Purchaser agree that, upon the request of Seller, the Parties shall negotiate in good faith to amend this Agreement and the other Transaction Documents so that Seller is no longer materially and adversely affected by such Change in Law; provided, that, notwithstanding anything in this Agreement to the contrary, neither Party shall be obligated to execute any such amendment if doing so would have any adverse impact on such Party, as determined by such Party in its sole and absolute discretion.

Article 3
DEPOSIT

3.1           Payment Deposit

Purchaser hereby agrees to pay a cash deposit of $75,000,000 to be held by Seller as an advance payment to be applied against the Purchase Price as set forth in Section 2.3(a)(ii) of this Agreement in the form of the Payment Deposit Offset (the “Payment Deposit”).

3.2           Signing Deposit

On the Effective Date, Purchaser shall pay Seller a portion of the Payment Deposit in an amount equal to $10,000,000 (such portion of the Payment Deposit, the “Signing Deposit”).

3.3           Closing Deposit

Within ten (10) Business Days following satisfaction of all of the Closing Deposit Conditions, Purchaser hereby agrees to pay Seller a portion of the Payment Deposit in an amount equal to $20,000,000 (such portion of the Payment Deposit, the “Closing Deposit”).  Once the Closing Deposit has been paid, it shall be referred to herein as the “Paid Closing Deposit.”

3.4           Scheduled Deposits

Purchaser hereby agrees to pay the remaining $45,000,000 of the Payment Deposit (payments of this portion of the Payment Deposit being the “Scheduled Deposits”, and each partial payment thereof a “Scheduled Deposit”) to Seller by way of cash deposits in accordance with Article 5.  Once a Scheduled Deposit has been paid, such Scheduled Deposit shall be referred to herein as a “Paid Scheduled Deposit.”

3.5           No Interest

No interest shall be payable on the Payment Deposit.

3.6           Use of Payment Deposit

Seller shall use the Payment Deposit only for Seller’s funding requirements for the Development pursuant to the Development Program; provided, that Seller shall use the payment, if any, received from Purchaser pursuant to Section 6.2(b)(ii) for Seller’s funding requirements for the Development Program and, if either the Development Program has been completed or Seller has satisfied the condition precedent set forth in Section 5.1(b)(ii)(5) (excluding funding provided by Purchaser pursuant to this Agreement) at the time of Seller’s receipt of such payment, then for general corporate purposes. The Payment Deposit shall be held by Seller as an advance payment for the purchase of Payable Gold to be Delivered to Purchaser.

3.7           Deposit Record

Seller shall, at all times, maintain a record of the Payment Deposit under this Agreement (the “Deposit Record”), which shall be stated in United States dollars and, as of any date, the balance thereof shall be equal to the sum of (i) the Signing Deposit plus (ii) the Paid Closing Deposit plus (iii) all Paid Scheduled Deposits and Reductions paid under this Agreement minus (iv) the Payment Deposit Offset as of such date.

3.8           Deposit at Expiry of Term

Seller shall pay any outstanding balance of the Payment Deposit, as evidenced by the Deposit Record, to Purchaser within 45 days after the expiry of the Term, and shall provide a detailed calculation of the Deposit Record on the expiry of the Term (other than the expiry of the Term due to termination of this Agreement under Section 12.2).

Article 4
DELIVERIES

4.1           Deliveries of Seller

Seller hereby agrees to deliver to Purchaser the following concurrent with execution and delivery of this Agreement:

(a)	a counterpart to this Agreement, duly executed by an authorized officer of Seller;

(b)
an executed certificate of a senior officer of each of Seller and Subsidiary Guarantor in form and substance satisfactory to Purchaser, acting reasonably, dated as of the Effective Date, as to: (i) resolutions of its board of directors or other comparable authority authorizing the execution, delivery and performance by it of this Agreement and/or the Security Agreements, as the case may be, and the transactions contemplated hereby and thereby; (ii) an incumbency certificate of it, setting forth the names, positions and true signatures of the individuals authorized to sign this Agreement and the Security Agreements to which it is a party on its behalf; and (iii) the accuracy of each representation and warranty made by Seller and Subsidiary Guarantor in this Agreement and the Security Agreements as of the Effective Date in all material respects (except to the extent expressly stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct as of such earlier date and except for representations and warranties that are qualified by materiality or M.A.E., which shall be true and correct in all respects);

(c)	each of the Security Agreements (including the Subsequent Registered Security Agreement), duly executed by an authorized officer of Seller or Subsidiary Guarantor, as the case may be.

(d)
each of the Initial Registered Security Agreements shall have been registered, filed or recorded, as applicable, in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of Purchaser under such Initial Registered Security Agreements. Without limiting the foregoing, each of the Initial Registered Security Agreements shall be registered, filed or recorded, as applicable, with (A) the Ontario’s Personal Property Security Registration System against all personal property of Seller and Subsidiary Guarantor relating to the Project set out in the Initial Registered Security Agreements, (B) the Ontario Ministry of Northern Development and Mines for purposes of notice against the Mineral Claims held by Seller, and (C) the Land Titles Office for Kenora against the Freehold Mineral Properties held by Seller and the Freehold Surface Properties held by Subsidiary Guarantor;

(e)
a favourable legal opinion, in form and substance satisfactory to Purchaser, acting reasonably, dated as of the Effective Date, from legal counsel to each of Seller and Subsidiary Guarantor as to (i) the legal status of Seller and Subsidiary Guarantor, (ii) the corporate power and authority of Seller and Subsidiary Guarantor to execute, deliver and perform this Agreement and each of the Initial Registered Security Agreements to which it is a party, (iii) the due authorization, execution and delivery of this Agreement and each of the Initial Registered Security Agreements to which it is a party, (iv) the enforceability of this Agreement and each of the Initial Registered Security Agreements to which it is a party against Seller and Subsidiary Guarantor (as applicable), (v) the registration, if applicable, of the Initial Registered Security Agreements in accordance with Sections 4.1(d)(A), (B) and (C) and the validity of the security granted by the Initial Registered Security Agreements.

4.2           Deliveries of Purchaser

Purchaser hereby agrees to deliver to Seller the following concurrent with execution and delivery of this Agreement:

(a)	a counterpart to this Agreement, duly executed by an authorized officer of Purchaser and Purchaser Guarantor;

(b)
an executed certificate of a senior officer of each of Purchaser and Purchaser Guarantor, in form and substance satisfactory to Seller, acting reasonably, as to: (i) resolutions of the board of directors or other comparable authority of Purchaser and Purchaser Guarantor authorizing the execution, delivery and performance by Purchaser and Purchaser Guarantor of this Agreement and the transactions contemplated hereby; (ii) an incumbency certificate of Purchaser and Purchaser Guarantor (as applicable), setting forth the names, positions and true signatures of the individuals authorized to sign this Agreement on behalf of Purchaser and Purchaser Guarantor (as applicable); and (iii) the accuracy of each representation and warranty made by Purchaser and Purchaser Guarantor in this Agreement as of the Effective Date in all material respects (except for representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects);

(c)
a favourable legal opinion, in form and substance satisfactory to Seller, acting reasonably, from external legal counsel to Purchaser and from the General Counsel of Purchaser Guarantor (as applicable) as to (i) the legal status of Purchaser and Purchaser Guarantor, (ii) the corporate power and authority of Purchaser and Purchaser Guarantor to execute, deliver and perform this Agreement, and (iii) the execution and delivery of this Agreement by and the enforceability of this Agreement against Purchaser and Purchaser Guarantor; and

(d)	details of Purchaser’s initial Metals Account; and

(e)	the Signing Deposit.

Article 5
PAYMENT OF SCHEDULED DEPOSITS

5.1           Scheduled Deposit Payments

(a)
Subject to Section 5.1(b), Purchaser hereby agrees to pay Seller each outstanding Scheduled Deposit set forth on Schedule G (including the amount of any then unpaid Reduction set forth on Schedule G) on the later of (i) the corresponding Scheduled Deposit Payment Date or (ii) the requested Scheduled Deposit Payment Date specified in the statement delivered below; provided that, Seller shall provide to Purchaser and the Purchaser Engineer a statement containing the following at least 10 calendar days prior to the relevant Scheduled Deposit Payment Date (and any Extension Date, if any);

(i)	a request for the funding due on the relevant Scheduled Deposit Date specified in the statement;

(ii)	an accounting of the applicable Cumulative Project Costs;

(iii)	an estimate of the amount of Project Costs necessary to complete the Development in accordance with the Development Program and any modifications thereto; and

(iv)
a calculation of the Purchaser Funding Ratio (in the case of a Scheduled Deposit Date or Interim Funding Date) and the Extension Date Purchaser Funding Ratio (in the case of an Extension Date) and, in either case, the Overall Funding Ratio.

The Scheduled Deposit Date (and any Interim Funding Date or Extension Date, if any) shall be extended day for day for each day of delay by Seller in providing any of the foregoing to Purchaser and the Purchaser Engineer.

(b)
The obligation of Purchaser to make a Scheduled Deposit payment on a Scheduled Deposit Payment Date (including the amount of any then unpaid Reduction set forth on Schedule G) or any other payment of the Payment Deposit on any Interim Funding Date or Extension Date, if any, is subject to the satisfaction of the following conditions;

(i)	Seller shall have delivered to Purchaser and the Purchaser Engineer the relevant statement described in Section 5.1(a);

(ii)
each of the following conditions shall be satisfied as of the Scheduled Payment Deposit Date, Interim Funding Date or the Extension Date, if any, and Seller shall have delivered to Purchaser an executed certificate of a senior officer of Seller certifying (and evidencing in the case of (4) and (5) below) satisfaction thereof:

1.           the representations and warranties made by Seller set forth in Schedule A1 hereto, and the representations and warranties made by Seller or Subsidiary Guarantor set forth in the Security Agreements, remain true and correct in all material respects on and as of such date (except (A) for such representations and warranties that are qualified by materiality or M.A.E., which representations and warranties shall remain true and correct in all respects on and as of such date, and (B) to the extent expressly stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct as of such earlier date;

2.           each of Seller and Subsidiary Guarantor has complied in all material respects with all covenants and obligations set forth in this Agreement and in the Security Agreements to be performed or complied with by Seller or by Subsidiary Guarantor, as the case may be, on or prior to such Scheduled Deposit Payment Date, Interim Funding Date or Extension Date, if any (except for such covenants and obligations that are qualified by materiality, which covenants and obligations have been performed or complied with by Seller or by Subsidiary Guarantor, as the case may be, in all respects);

3.           no Seller Event of Default (or an event which with notice or lapse of time or both would become a Seller Event of Default) has occurred and is continuing;

4.           except as otherwise previously communicated to Purchaser and the Purchaser Engineer in writing, no material changes to the Development Program have occurred, the Development is materially in accordance with the Development Program and neither Seller nor Subsidiary Guarantor has abandoned the Project;

5.           Seller has obtained or has access to sufficient financing to complete the Development in accordance with the Development Program, which for the purposes of this Section 5.1(b)(ii)(5) may include without limitation any Senior Financing; provided, that if proceeds of such financing are available under an undrawn credit facility, Seller shall have satisfied any and all material conditions precedent to receipt of such financing pursuant to the terms thereof; provided, further, that in the event that Seller has assigned this Agreement to an Affiliate pursuant to Section 10.1, such proceeds are contributed to such Affiliate; and

6.           no Event of Force Majeure which can reasonably be expected to have a M.A.E. has occurred and is continuing.

(iii)           Purchaser has not received from the Purchaser Engineer, prior to such Scheduled Deposit Payment Date, Interim Funding Date or Extension Date (if any), notification that (i) the Development is not, in all material respects, in accordance with the Development Program, (ii) Seller does not have all material Permits or Approvals sufficient to complete the Development Program (excluding production in excess of 1,250 tonnes per day and excluding those Permits or Approvals that are not yet necessary for the conduct of Development activities, but that will be obtained, in the ordinary course of business, by the time they are necessary for the conduct of Development activities) or that one or more material Permits or Approvals sufficient to complete the Development Program (excluding production in excess of 1,250 tonnes per day) has been revoked, rescinded or is not otherwise valid, or (iii) Purchaser Funding Ratio and the Overall Funding Ratio set forth in the statement described in Section 5.1 is not correct.

5.2           Adjustment to Scheduled Deposit Payment Dates

(a)
If, as of any Scheduled Deposit Payment Date, the Purchaser Funding Ratio is greater than the Overall Funding Ratio, the amount of the Scheduled Deposit payable by Purchaser to Seller on such Scheduled Deposit Payment Date shall be reduced by the amount necessary to equalize the Purchaser Funding Ratio (after giving effect to such reduction) and the Overall Funding Ratio (the amount of such reduction, a “Reduction”) and Purchaser shall amend Schedule G to reflect such Reduction and deliver such amendment to Seller.  No more frequently than one time between each Scheduled Deposit Payment Date, Seller shall be entitled to request payment of the amount of such Reduction upon delivery of a statement in accordance with Section 5.1(a) (an “Interim Funding Date Statement”) on the date specified in the Interim Funding Date Statement, which date shall be at least ten (10) days after Purchaser’s receipt of the Interim Funding Date Statement (such date, an “Interim Funding Date”), and (i) satisfaction of the conditions in Section 5.1(b) and (ii) if the Purchaser Funding Ratio is equal to or less than the Overall Funding Ratio on the applicable Interim Funding Date, then Purchaser shall pay Seller an amount equal to the amount of the Reduction associated with the previous Scheduled Deposit Payment Date on such Interim Funding Date, which payment shall be credited as a portion of Purchaser’s payment of the Payment Deposit.

(b)
In the event that aggregate Paid Scheduled Deposits (including any payments of Reductions on a Scheduled Deposit Date or an Interim Funding Date) are less than $45,000,000 as of the final Scheduled Deposit Payment Date, then, at least ten (10) days prior to each Extension Date, Seller shall provide Purchaser with the statement described in Section 5.1(a).  If the Extension Date Purchaser Funding Ratio is equal to or less than the Overall Funding Ratio on such Extension Date, and subject to the conditions set forth in Section 5.1(b), then within ten (10) days of receipt of the statement described in the previous sentence, Purchaser shall pay Seller an amount equal to the lesser of (i) the amount that would equalize the Extension Date Purchaser Funding Ratio and the Overall Funding Ratio (assuming for the purpose of this clause (i) that such amount was included in clause (D) of the definition of Extension Date Purchaser Funding Ratio) and (ii) the remaining unpaid portion of the Payment Deposit, which payment shall be credited as a portion of Purchaser’s payment of the Payment Deposit. Notwithstanding anything herein to the contrary, and for the avoidance of doubt, under no circumstances shall Purchaser’s obligation to pay Scheduled Deposits exceed $45,000,000 in the aggregate.

Article 6
TERM AND TERMINATION

6.1           Term

(a)
The term of this Agreement shall commence on the Effective Date and, subject to Sections 6.2 and 12.2(b), shall continue until the date that is 40 years after the Effective Date (the period from and including the Effective Date to but excluding the date that is 40 years after the Effective Date, the “Initial Term”) and thereafter shall be extendable at either Party’s option for successive 10 year periods (each an “Additional Term” and, together with the Initial Term, the “Term”) by the delivery of written notice by such Party to the other Party at least thirty (30) days prior to the expiration of the relevant Term.  Notwithstanding the foregoing, if there has been no exploration, development or mining operations at the Project during the last 10 years of the Initial Term or throughout any Additional Term, then this Agreement shall be deemed terminated at the completion of the Initial Term or any such Additional Term, as applicable.

(b)	This Agreement may be terminated by the Parties on mutual written consent, or as otherwise provided in this Agreement.

6.2           Purchaser Termination Rights

(a)
If, by the second anniversary of the Effective Date, despite Seller’s commercially reasonable efforts, any of the Closing Deposit Conditions have not been satisfied, Purchaser shall have the right to terminate this Agreement by delivering written notice to Seller within thirty (30) days of such two year anniversary (the “2 Year Termination Notice”).  Upon receipt of the 2 Year Termination Notice, Seller shall promptly, and in any event within ten (10) Business Days, pay Purchaser an amount equal the Signing Date Deposit by wire transfer to an account designated by Purchaser.  Upon Purchaser’s receipt of the Signing Date Deposit from Seller, this Agreement shall be deemed to be terminated and of no further force and effect. Such termination shall be without liability or prejudice to any Party.

(b)
Upon the date (the “Termination Option Date”) which is the earlier of (x) occurrence of the Reporting Threshold and (y) ninety (90) days following the first date that Seller is required to Deliver Payable Gold under Section 2.1(a), if any portion of the Payment Deposit has not been paid to Seller hereunder for any reason then Seller shall notify Purchaser in writing (the “Reporting Threshold Notice”) that the Reporting Threshold has been completed or that an obligation to Deliver Payable Gold has been triggered, and Purchaser shall, promptly, and in any event within sixty (60) days of receipt of the Reporting Threshold Notice, do one of the following:

(i)	elect to pay to Seller the remaining unpaid portion of the Payment Deposit; or

(ii)
elect by notice in writing to Seller (the “Reduced Percentage Notice”) to accept a lower Gold Stream Percentage under this Agreement equal to the product of (A) the Gold Stream Percentage times (B) a fraction, the numerator of which is the aggregate amount of the Payment Deposit paid by Purchaser to Seller as at the Termination Option Date and the denominator of which is $75,000,000 (such fraction as calculated pursuant to clause (B) of this Section 6.2(b)(ii), the “Gold Stream Reduction Percentage”), or

(iii)	elect by notice in writing to Seller (the “Section 6.2(b)(iii) Termination Notice”) to terminate this Agreement.

(c)
If Purchaser delivers a Reduced Percentage Notice in accordance with Section 6.2(b)(ii) then for all purposes of this Agreement the Gold Stream Percentage shall be equal to the product obtained in Section 6.2(b)(ii) and Payable Gold Threshold shall equal the product of 135,000 ounces of Payable Gold times the Gold Stream Reduction Percentage. For greater certainty both the Initial Gold Stream Percentage and the Tail Stream Percentage shall be equal to the percentage otherwise payable multiplied by the Gold Stream Reduction Percentage.  An illustrative example of the consequences of Purchaser’s delivery (or deemed delivery) of the Reduced Percentage Notice is set forth in Schedule I hereto.

(d)
If Purchaser delivers the Section 6.2(b)(iii) Termination Notice in accordance with Section 6.2(b)(iii) then Seller shall promptly, and in any event within sixty (60) days of receipt of the Section 6.2(b)(iii) Termination Notice, pay Purchaser an amount equal the amount of the Payment Deposit paid by Purchaser to Seller as at the completion of the Reporting Threshold by wire transfer to an account designated by Purchaser. Upon Purchaser’s receipt of such amount of the paid Payment Deposit from Seller, this Agreement shall be deemed to be terminated and of no further force and effect. Such termination shall be without liability or prejudice to any Party.

(e)
If Purchaser does not deliver a Reduced Percentage Notice or a Section 6.2(b)(iii) Termination Notice in accordance with Section 6.2(b)(ii) or (iii), as applicable, then Purchaser shall be deemed to have delivered the Reduced Percentage Notice.

(f)
Within five (5) Business Days of receipt of the Reduced Percentage Notice or payment of the remaining unpaid portion of the Payment Deposit, Seller shall sell and Deliver and Purchaser shall purchase and accept from Seller, without duplication of any Deliveries hereunder, an amount of Payable Gold equal to the Designated Percentage of Reference Gold to which (i) Offtake Payments have been received as at such date from and after the Effective Date and (ii) Purchaser shall have been entitled in the form of an Inventory Delivery.

(g)
If any portion of the Payment Deposit has not been paid to Seller hereunder on any date that Seller is required to Deliver Payable Gold under Section 2.1(a), Seller will have no obligation to sell and Deliver to Purchaser Payable Gold except in accordance the provisions of this Section 6.2.

Article 7
REPORTING; BOOKS AND RECORDS; INSPECTIONS

7.1           Reporting

Seller shall deliver, or cause to be delivered, to Purchaser the following in respect of the Project:

(a)	Annually, within sixty (60) days after the end of each calendar year,

(i)	[reporting requirements redacted]; and

(ii)	an annual budget and production forecast of the number of ounces of Reference Gold expected to be produced from the Property and any Extension Zone Property over the next calendar year.

(b)	Any mine operating and processing plan as and when such plan is prepared.

(c)	Monthly, prior to the Reporting Threshold, the Monthly Construction Reports on or before the 30th calendar day after the end of each calendar month.

(d)	Monthly, from and after the Reporting Threshold, the Monthly Production Report on or before the 30th calendar day after the end of each calendar month.

(e)	Any other material engineering or economic studies, as and when such studies are prepared.

(f)
Notice of any material event, including an Event of Force Majeure, labor disruption (whether or not constituting an Event of Force Majeure), legal action (including developments in respect of existing legal actions), any actual or threatened withdrawal or material amendment of any Approval, any change in Law (including any Environmental Law or Applicable Tax Law) in each case, which could reasonably be expected to materially and adversely impact the Project and the status of any consultations with any Aboriginal Group relating to the Project.

(g)	[reporting requirements redacted]

(h)	[reporting requirements redacted]

(i)	To the extent not otherwise required to be delivered under this Section 7.1, all studies and reports related to the Project and provided to providers of third party financing.

7.2	Books and Records; Audits; Site Inspections

(a)
Seller and its Affiliates shall, in all material respects, keep true, complete and accurate books and records of all of the operations and activities for the Project, including the mining and production of Minerals and the treatment, processing, milling, concentrating, transportation and sale of Minerals.

(b)
Seller and its Affiliates shall permit Purchaser and its authorized representatives and agents to perform audits no more than once each year (provided that no such restriction shall apply upon the occurrence, and during the continuation, of a Seller Event of Default) of its books and records and other information relevant to the production and determination of Reference Gold and calculation and Delivery of Payable Gold, in order to confirm compliance with the terms of this Agreement, in all cases at Purchaser’s sole risk and expense. Purchaser shall diligently complete any audit or other reviews and examination permitted hereunder.

(c)
Seller shall, and shall cause each of its Affiliates to, grant to Purchaser and its representatives and agents, including the Purchaser Engineer, at reasonable times, upon reasonable notice, subject to site rules, at Purchaser’s sole risk and expense, the right to access and inspect the Project, under supervision, in order to monitor Development, mining and processing operations for compliance with this Agreement, provided any rights of access do not interfere with the normal operations of the Project.  Seller shall not be responsible for injuries to or damages suffered by Purchaser and its representatives and agents, including, without limitation, the Purchaser Engineer, while visiting the Project unless such injuries or damages are caused or contributed to by the negligence or wilful misconduct of Seller or any of its Affiliates or any of their respective representatives. Without limitation to the foregoing, Seller and its Affiliates shall grant to the Purchaser Engineer such access to the Project, including any Facilities, and to their respective employees, and construction and other contractors at such reasonable times and on such reasonable notice as the Purchaser Engineer, acting reasonably, considers necessary for the performance of the Purchaser Engineer’s duties for Purchaser under this Agreement.

Article 8
COVENANTS

8.1           Conduct of Operations

(a)
All decisions regarding the Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, exploitation, expansion, development, mining and closure related to the Project, including spending on capital expenditures and the incurrence of any other costs or expenses, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Project, including the Facilities, and (iv) the sales of Minerals and terms thereof shall be made by Seller in its sole discretion. Without limiting the generality of the foregoing, Seller shall be permitted to (1) amend any exploitation, exploration, operating, expansion, development, closure and/or other mine plan, process design and/or plant and equipment for the Project (subject to Section 8.1(b)(iv)) and (2) place the Project or any Facilities on care and maintenance or close the Property or any Facilities, in each case at any time and from time to time in its sole discretion, provided that it is acting in a commercially reasonable manner and not inconsistent with accepted Canadian professional mining practice.

(b)	Notwithstanding Section 8.1(a):

(i)
Seller shall comply with its obligations under this Agreement, and all Development and mining operations and activities in respect of the Project shall be conducted in a commercially reasonable manner and in compliance in all material respects with Laws (including Environmental Laws) and Approvals, and accepted Canadian professional mining, processing, engineering and environmental practices prevailing in the mining industry; provided, however, that Seller shall have the right to contest enforcement actions and any allegations of infringement in respect of the Project if such contest does not jeopardize title to or its operations on the Project or Purchaser’s rights under this Agreement; provided, further that Seller may, and may cause Subsidiary Guarantor to, place the Project on a care and maintenance basis at any time and from time to time when it is commercially reasonable to do so and not materially inconsistent with accepted Canadian mining practices.

(ii)	[factor redacted]

(iii)	Each of the Parties agrees that it will comply with the Corruption of Foreign Public Officials Act (Canada) in connection with its dealings relating to this Agreement and the Project.

(iv)	Prior to completion of Development in accordance with the Development Program, Seller shall not modify the Development Program in any material respect without the prior written consent of Purchaser.

(c)
Seller shall at all times under this Agreement do, and cause Subsidiary Guarantor to do, all things necessary to maintain the Project and the related Property and any Extension Zone Property in good standing, including by and paying all Taxes and other fees and making all filings due in respect thereof.

(d)
Except as otherwise required by Law, each Party will characterize the transactions under this Agreement as a purchase and sale of Payable Gold for all purposes, including in all filings, communications and other representations made with or to any Authority or other Person for Tax reporting, accounting, financial reporting and other purposes. Without limiting the generality of the foregoing, to the full extent permitted by applicable law, each Party will characterize the Payment Deposit as the advanced payment of a portion of the Purchase Price for Deliveries for all purposes, and shall not characterize the Payment Deposit as constituting a debt obligation for any accounting, financial reporting, Tax reporting or any other purpose.

8.2     Preservation of Corporate Existence

Seller and Subsidiary Guarantor shall at all times during the term of this Agreement do and cause to be done all things necessary or advisable to maintain its corporate existence.  Nothing in this Section 8.2 shall impair Seller or Subsidiary Guarantor’s ability to consummate any Permitted Reorganization.

8.3           Processing/Commingling

Prior to the Deposit Reduction Time, Seller shall not (and shall not permit any of its Affiliates to) process Other Minerals through the Facilities in priority to, or commingle Other Minerals with, Minerals.  After the Deposit Reduction Time, Seller may, and may cause each of its Affiliates to, process Other Minerals through Facilities in priority to, or commingle Other Minerals with Minerals, provided: (i) Seller (or such Affiliate) has adopted and employs a plan consistent with best industry practices and procedures for weighing, determining moisture content, sampling and assaying and determining the metallurgical impact of commingling Other Minerals with Minerals (a “Commingling Plan”); (ii) Purchaser has approved in writing the Commingling Plan (such approval not to be unreasonably withheld, conditioned or delayed); and (iii) Seller or such Affiliate keeps records required by the Commingling Plan.

8.4           Insurance

(a)
Seller shall, and shall cause its Affiliates to, maintain with reputable insurance companies insurance for the Project, including for Development and operations on and in respect of the Project, and any Reference Gold held in inventory, against such casualties and contingencies and of such types and in such amounts as is customary in the Canadian mining industry for similar operations.

(b)
Each shipment of Reference Gold to an Offtaker, and each Delivery, shall be adequately insured in such amounts and with such coverage as is customary in the professional Canadian mining industry, until the time that risk of loss and damage for such Reference Gold is transferred to the Offtaker pursuant to a Sales Contract or such Delivery is Delivered to Purchaser (as applicable).

(c)
If Seller or its Affiliate receives payment (i) under any insurance policy in respect of Reference Gold that is lost or damaged before the risk of loss or damage is transferred to an Offtaker or Purchaser, as applicable, or (ii) under any credit insurance policy, letter of credit or claim as a result of an Insolvency Event of an Offtaker to which Seller sold or delivered Reference Gold, then, within five (5) Business Days or such receipt, Seller shall sell and Deliver (without duplication to the extent previously sold and Delivered) an amount of Payable Gold having a value equal to the Designated Percentage of Reference Gold times the Reference Gold for which payments under clause (i) or (ii) of this Section 8.4(c) were received. This Section 8.4(c) shall be deemed to modify Seller’s Delivery obligations under Section 2.1 for any Reference Gold so lost or damaged.

8.5           Permitted Senior Financings and Permitted Encumbrances

(a)
Purchaser’s security interests in any assets of Seller or Subsidiary Guarantor under any of the Security Agreements shall terminate at the Deposit Reduction Time without any further action by the Parties hereunder. Until the Deposit Reduction Time:

(i)	Neither Seller nor its Affiliates shall grant, permit or suffer to exist any Encumbrance on the Project (or any portion thereof), other than Permitted Encumbrances; and

(ii)
If Seller or its Affiliates arranges any Senior Financing that is to be secured by any Senior Financing Party Encumbrance, Purchaser will enter into a subordination agreement with the relevant Senior Financing Party(ies) (and such subordination agreement will be acknowledged by  Seller) pursuant to which Purchaser shall agree to subordinate the Encumbrances represented by the Security Agreements (or the relevant portions thereof) to such Senior Financing Party Encumbrances.  Such subordination agreement will contain the terms set forth on Schedule F hereto and such additional terms as are deemed reasonable in the syndicated secured financing market prevailing at the time such subordination agreement is negotiated, taking into account the purpose and comparative size of the Senior Financing and the Payment Deposit.  Notwithstanding anything in this Agreement to the contrary, Purchaser’s obligation to subordinate its security interests under any of the Security Agreements pursuant to this Section 8.5(a)(ii) shall not apply to any  Senior Financing Party Encumbrances in excess of $100,000,000.

(iii)
As and when Seller considers any Senior Financing that is to be secured by any Senior Financing Party Encumbrance, where a subordination agreement is or may be required, Seller will notify Purchaser and, as soon as practicable following Seller’s receipt of the initial draft of the subordination agreement, provide such initial draft to Purchaser accompanied by all material details of the Senior Financing and the proposed Senior Financing Party Encumbrances that are reasonably necessary for Purchaser to consider the reasonableness of the proposed subordination agreement (a “Proposed Subordination Agreement”). Purchaser shall have ten (10) Business Days following its receipt of any Proposed Subordination Agreement to notify Seller that it accepts or rejects the Proposed Subordination Agreement. If Purchaser rejects the Proposed Subordination Agreement or any aspect thereof, Purchaser, acting in good faith, shall participate in negotiations with the proposed Senior Financing Party(ies) in a bona fide effort to finalize such subordination agreement. For purposes of this Section 8.5, the revised version of the subordination agreement that the proposed Senior Financing Party(ies) and Seller would be prepared to enter into in accommodation of Purchaser pursuant to the immediately preceding sentence shall be referred to hereafter as the “Intermediate Subordination Agreement”. If, within ten (10) Business Days following the date on which Purchaser shall have notified Seller that it has rejected the Proposed Subordination Agreement, Purchaser and the proposed Senior Financing Party(ies) have not finalized the terms of a subordination agreement, Seller shall provide to Purchaser the Intermediate Subordination Agreement on such tenth (10th) Business Day, and within five (5) Business Days following Purchaser’s receipt of the Intermediate Subordination Agreement, Purchaser shall (i) notify Seller of the provisions or aspects of the Intermediate Subordination Agreement which it considers unreasonable, and (ii) provide Seller with a modified version of the Intermediate Subordination Agreement that it would be prepared to execute (the “Stipulation and Proposal”). A failure of Purchaser to notify Seller by the end of the tenth (10th) Business Day following Purchaser’s receipt of the Proposed Subordination Agreement that it rejects the Proposed Subordination Agreement or any aspect thereof shall be construed as an acceptance of the Proposed Subordination Agreement, and a failure of Purchaser to provide the Stipulation and Proposal within five (5) Business Days following Purchaser’s receipt of the Intermediate Subordination Agreement shall be construed as an acceptance of the Intermediate Subordination Agreement; and, in either instance, Purchaser shall thereafter be bound to execute and deliver the applicable subordination agreement in furtherance of the Senior Financing.

(iv)
In any case where Purchaser and the proposed Senior Financing Party(ies) have been unable to finalize a subordination agreement as set forth above, Seller may submit the matter to arbitration pursuant to Section 15.3 for a determination of whether the Intermediate Subordination Agreement was unreasonable, measured by the terms set forth on Schedule F and any other criteria which the arbitrator considers relevant or material.

(v)
In the event that the arbitrator determines that the Intermediate Subordination Agreement was not unreasonable, Purchaser shall, upon Seller’s request, execute and deliver the Intermediate Subordination Agreement.

(vi)
If Seller or its Affiliates proposes to grant to any Aboriginal Group any royalty, net profit interest or other participating interest in the Project referred to in paragraph (v) of the definition of “Permitted Disposition” (a “Permitted Royalty”) that is to be secured by an Encumbrance on the Project assets, such Encumbrance shall be subordinated to the Encumbrances represented by the Security Agreements (or the relevant portions thereof) and Purchaser will enter into a subordination agreement with the relevant holder of the Permitted Royalty (and such subordination agreement will be acknowledged by  Seller) pursuant to the provisions of Schedule H hereto.  Such subordination agreement will contain the terms set forth in Schedule H hereto and such additional terms as are deemed reasonable for transactions of this nature.

(b)
Purchaser acknowledges that Permitted Encumbrances (other than a Permitted Encumbrance in respect of a Permitted Royalty) shall, to the extent of the assets covered thereby, be entitled to priority over the Encumbrances over the same assets represented by the Security Agreements, and there shall be no requirement for any lessor or lender in respect of any such financing to enter into a subordination agreement with Purchaser, except pursuant to Section 8.11.

(c)
Notwithstanding any other provision of this Section 8.5, at all times under this Agreement, the obligation of Seller to deliver Payable Gold to Purchaser pursuant to this Agreement shall rank as an operating expense in any cash waterfall agreed with any Senior Financing Party.

(d)
On and after the Deposit Reduction Time, and promptly upon the request of Seller, Purchaser shall execute and deliver all such releases, discharges, and other instruments and take all such other action including registration of financing change statements as shall be reasonably required by Seller to discharge the Security Agreements and the registrations made in respect thereof and shall re-deliver, re-convey and return to Seller any and all assets of Seller or Subsidiary Guarantor (or any other Affiliate of Seller) in its possession.

(e)
After the Deposit Reduction Time, no Encumbrance on the Project may be granted by Seller or its Affiliate if such Encumbrance is granted in connection with any financing under which the proceeds of such financing are not used, or not substantially used, for purposes of exploring, operating or expanding the Project.

8.6           Confidentiality

(a)
Each Party (a “Receiving Party”) agrees that it shall maintain as confidential and shall not disclose, and shall cause its Affiliates, employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in this Agreement and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with this Agreement, including any information provided under Section 7.1, any Sales Contract and the information received by Purchaser Guarantor pursuant to the Confidentiality Agreement (“Confidential Information”), provided that a Receiving Party may disclose Confidential Information in the following circumstances:

(i)
to its auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it is considering or intends to enter into a transaction for which such Confidential Information would be relevant, provided that such persons are advised of the confidential nature of the Confidential Information, undertake to maintain the confidentiality of it and are strictly limited in their use of the Confidential Information to those purposes necessary for such persons to perform the services for which they were, or are proposed to be, retained by the Receiving Party or to consider or effect the applicable transaction, as applicable;

(ii)
subject to Section 8.6(c), where that disclosure is necessary to comply, in a Party’s reasonable judgment, with Laws, including rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”), the Canadian Securities Administrators (the “CSA”), a court order or the policies of any relevant stock exchange, provided that such disclosure is limited to only that Confidential Information so required to be disclosed and that the Receiving Party will have evaluated the availability of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled and sought  such treatment for portions of such documents it reasonably believes are eligible for such treatment;

(iii)	for the purposes of the preparation of an Auditor’s Report under Section 15.2 or any arbitration proceeding commenced under Section 15.3;

(iv)
where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement or is known by the Receiving Party prior to the entry into of this Agreement and the Confidentiality Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(v)	with the consent of the disclosing Party;

(vi)
Seller may disclose the existence and publically filed terms of this Agreement to Franco-Nevada to the extent necessary to arrange for the Franco-Nevada Subordination Agreement pursuant to Section 8.9; and

(vii)	to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information.

(b)
Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 8.6(a)(i) are made aware of this Section 8.6 and the Confidentiality Agreement and comply with the provisions hereof and thereof. Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)
Purchaser hereby acknowledges that Seller will be required to file this Agreement on EDGAR and SEDAR in order to comply with Laws, including the rules, regulations, instruments and policies of the SEC and the CSA, and Seller hereby acknowledges that Purchaser shall file this Agreement on EDGAR and SEDAR if required by Law, including the rules, regulations and policies of the SEC and CSA.  Each Party hereby agrees that, prior to such filing, it shall consult in good faith with the other Party regarding redactions, if any, that are permitted to be made to this Agreement as filed on EDGAR or SEDAR, as the case may be, pursuant to Law, including the rules and regulations of the SEC and the CSA; provided, however, that the final determination of such redactions, if any, shall be made in the filing Party’s sole discretion.

(d)
Seller and Purchaser will consult with each other before issuing any press release concerning the execution of this Agreement or otherwise making any public disclosure concerning the execution of this Agreement and shall not issue any such press release or make any such public disclosure before receiving the consent of the other party.  Nothing in this Section 8.6(d) prohibits any party from making a press release or other disclosure that is, in a Party’s reasonable judgement, required by Laws or by the policies of any stock exchange if the party making the disclosure has first used its commercially reasonable efforts to consult the other party with respect to the timing and content thereof.

8.7	Unprocessed Ore

(a)
Seller hereby agrees that it shall not (i) sell unprocessed whole ore from the Property or the Extension Zone Property, (ii) enter into any agreement with any third party to toll process whole ores from the Property or the Extension Zone Property on behalf of Seller (other than wholly-owned Affiliates of Seller), in each case without the prior written consent of Purchaser, which consent may not be unreasonably withheld, conditioned or delayed.

(b)
Neither Seller, nor any Affiliate of Seller, shall purchase, toll process, or otherwise derive any economic benefit from the development of, ore derived from the Extension Zone by any third party, in each case without the prior written consent of Purchaser, which consent may be withheld by Purchaser in its sole and absolute discretion.

8.8           Exploration and Resource Report

Following the Effective Date, Seller shall complete a minimum 38,000 meter definition drilling program above the 610 meter elevation [reporting requirements redacted].

8.9           Internal Calculations

[basis of calculation redacted]

8.10           Production Expansion

Seller shall use its commercially reasonable efforts to (i) obtain all Approvals from Authorities to expand production of the Project to 2,250  tonnes per day by January 1, 2018 and (ii) expand production of the Project to 2,250 tonnes per day by January 1, 2022.

8.11           Franco-Nevada Subordination Agreement and Right to Cure Default

(a)
Seller shall use all commercially reasonable efforts to arrange for Franco-Nevada to execute the Franco-Nevada Subordination Agreement. In the event Franco-Nevada has not executed the Franco-Nevada Subordination Agreement within a reasonable time after (i) Franco-Nevada received a draft thereof from Purchaser (or from Seller on behalf of Purchaser) conforming to the description thereof in the documents referred to in item 5 of Schedule E, and (ii) Franco-Nevada and Purchaser have had a reasonable opportunity to negotiate and settle such agreement, Seller shall use commercially reasonable efforts to arrange for Franco-Nevada to execute such agreement, where Seller acknowledges that commercially reasonable efforts would include initiating proceedings against Franco-Nevada for an order compelling Franco-Nevada to comply with its obligations under (a) section 7 of Schedule 1 to each of the charges registered with the Land Titles Office for Kenora on August 27, 2009 as instruments KN28285 and KN28286, respectively, on title to Seller’s mining lease registered with such Land Titles Office as instrument LT181210, and (b) section 4 of each of the security agreement for advance royalty payments granted by Seller to Dominion Goldfields Corporation dated June 5, 2009 and the security agreement for net smelter return royalties granted by Seller to Dominion Goldfields Corporation dated June 5, 2009 (together, the “Franco-Nevada Security Agreements”), or otherwise giving substantive effect to that provision and diligently pursuing such action in a court of competent jurisdiction.

(b)
Upon the occurrence of any event or circumstance that would constitute an event of default under the Franco-Nevada Royalty Agreement or the Franco-Nevada Security Agreements (with or without notice or the passage of time), Seller shall provide Purchaser with prompt written notice thereof, and Purchaser shall have the right to cure such event of default on behalf of Seller thereunder.  If Purchaser cures such an event of default, Seller shall reimburse Purchaser for its costs associated with such cure upon written demand therefor.

Article 9
CERTAIN ADDITIONAL RIGHTS OF PARTIES

9.1           ROFR for Interests in Production and Mineral Rights

Should Seller or any of its Affiliates receive an offer from a third party (the “Potential Purchaser”) to sell, assign or transfer a future gold royalty, stream, or type of financing based on future gold production from the Property or any Extension Zone Property to the Potential Purchaser (a “Proposed Transferred Right”), and Seller or its Affiliates are willing to accept that Proposed Transferred Right, then Seller shall deliver to Purchaser a written offer to sell all but not less than all, of the Proposed Transferred Right so sought to be purchased by the third party to Purchaser at the same price and otherwise on the same terms and conditions  (except that all non-cash consideration shall be converted to its reasonable cash equivalent value) as set out in the third party offer (a “Transfer Notice”), which shall contain, at a minimum, (i) the name and address of the Potential Purchaser, (ii) a detailed description of the Proposed Transferred Right to be sold or transferred, (iii) the cash and non-cash consideration that the Potential Purchaser will pay or provide for such Proposed Transferred Right (and, if there is non-cash consideration, Seller’s good faith estimate of the reasonable cash equivalent value of such non-cash consideration) and (iv) such other information as Purchaser may request to facilitate its decision to exercise or not exercise the rights granted in this Section 9.1 (which may include, but not be limited to, any information required to be provided by Seller pursuant to Section 7.1).  Such offer will remain open for a period of forty-five (45) days after receipt of a Transfer Notice.  Within such forty-five (45) day period, Purchaser may elect to accept such offer by delivering to Seller written notice of its election to accept such offer.  If Purchaser does not accept such offer within such forty-five (45) day period, then Seller will be free to sell, assign or transfer the Proposed Transferred Right included in a Transfer Notice to the Potential Purchaser, on terms no more favorable to the Potential Purchaser than those specified in the Transfer Notice, within forty-five (45) days after the expiration of such forty-five (45) day period; provided, that such sale, assignment or transfer complies with Sections 10.1 and 10.3 hereof.  If the proposed sale, assignment or transfer to the Potential Purchaser is not so consummated within such forty-five (45) day period, the terms of this Section 9.1 will again be applicable to any sale, assignment or transfer of the Proposed Transferred Right.  If Purchaser elects to purchase the Proposed Transferred Right pursuant to this Section 9.1, the closing of the transaction will occur on or before the later of (i) the ninetieth (90th) day following delivery of the Transfer Notice and (ii) the receipt of all required Approvals.  For the avoidance of doubt, Purchaser’s right of first refusal shall not apply to (1) hedging transactions involving spot sales, forward sales or options, (2) gold loans to a financial institution or bullion bank, (3) a sale of all or substantially all of the assets of the Project or a sale of all or substantially all of the assets of Seller, (4) internal transfers among Seller and its Affiliates, provided that any such transfers comply with Section 10.1, (5) the sale of an equity interest in Seller, (6) issuances of debt or equity by Seller, (7) any Sales Contract, or (8) any acquisition by Seller or its Affiliates of any gold royalty or other interest in the Project from any holder of such royalty or interest or any termination of any purchase right held by Seller or its Affiliates in respect of any such royalty or interest.

9.2           Right to Acquire Property Rights Prior to Surrender

Should Seller or any of its Affiliates intend to surrender any Freehold Properties, Mining Leases and Licences, Mineral Claims or Surface Rights in the Property or any Extension Zone Property to an Authority, Seller shall provide Purchaser with at least 90 days prior written notice thereof; provided that if such surrender is required by Law, Seller shall provide notice thereof to Purchaser on the earlier of (i) Seller’s receipt of a notice of such surrender from the relevant Authority or (ii) the date at which Seller reasonably should have known surrender would be required by Law.  Within forty-five (45) days of receipt of such notice, Purchaser may elect to purchase such Freehold Properties, Mining Leases and Licences, Mineral Claims or Surface Rights subject to such notice for $10 to the extent permitted by applicable Law.

9.3           Election to Increase or Decrease the Tail Stream Percentage

(a)
At any time after the Payable Gold Threshold Time, Seller shall have a one-time election (the “Tail Stream Election”) to offer to reduce the Tail Stream Percentage, or at Purchaser’s option following Seller’s exercise of the Tail Stream Election, to increase the Tail Stream Percentage on the terms set forth in this Section 9.3.  If Seller desires to exercise the Tail Stream Election, it shall provide written notice (the “Election”) to Purchaser, stating that Seller offers unconditionally to both:

(i)
reduce the Tail Stream Percentage by a specified amount (the “Specified Percentage”); provided that such Specified Percentage shall not reduce the Tail Stream Percentage applicable to the Property below 2.00% or the Tail Stream Percentage applicable to the Extension Zone Property below 1.00%; or

(ii)	increase the Tail Stream Percentage by such Specified Percentage;

in each case for the same cash price (the “Election Price”).

(b)
The Election will be irrevocable by Seller until the earlier of (a) the Election Closing Date or (b) the date on which Purchaser elects to increase the Tail Stream Percentage pursuant to Section 9.3(c)(ii). The Election will not have any other terms.

(c)	At any time during the forty-five (45) days following receipt of the Election, Purchaser may give Seller a written notice electing either to:

(i)	reduce the Tail Stream Percentage as specified in the Election in exchange for payment by Seller to Purchaser of the Election Price; or

(ii)	increase the Tail Stream Percentage as specified in the Election in exchange for payment by Purchaser to Seller of the Election Price;

in either case upon the terms in this Section 9.3 and otherwise as set out in the Election.

(d)
If Purchaser fails to give the notice specified in 9.3(c) within the forty-five (45) day period, then Purchaser will be conclusively deemed to have accepted the Election of Seller to reduce the Tail Stream Percentage pursuant to Section 9.3(a)(i) in accordance with the terms of the Election.

(e)
The closing (the “Election Closing”) of the transaction contemplated by this Section 9.3 will take place on the sixtieth (60th) day following the date on which the Election under Section 9.3(a) is received, or, if that day is not a Business Day, on the next following Business Day (the “Election Closing Date”).

(f)
At the Election Closing, the purchasing Party will pay the Election Price for the reduction or increase of the Tail Stream Percentage, as applicable, in immediately available funds to an account or accounts designated by the selling Party in writing prior to the Election Closing Date.

Article 10
TRANSFERS AND ASSIGNMENTS

10.1           By Seller or an Affiliate of Seller

(a)
Neither Seller nor any Affiliate of Seller shall sell, assign or transfer the Project (or all or substantially all of the assets comprising the Project), nor any economic interest in the Project or any Affiliate of Seller that owns any portion thereof, in whole or part, nor assign its rights or delegate its obligations under this Agreement or any Security Agreement, whether by contract, merger, consolidation, amalgamation, liquidation, dissolution or otherwise by operation of law, unless:

(i)
the Project (or portion thereof), such assets, or such economic interests, and the obligations of Seller or its Affiliates under this Agreement or any Security Agreement, in respect of the Project (or portion thereof), such assets, or such economic interests, are sold or assigned in the same or related transactions;

(ii)	the purchaser, transferee or assignee thereof is an Eligible Transferee;

(iii)
the Eligible Transferee(s) specifically acknowledge and assume all obligations and liabilities of Seller and its Affiliates under this Agreement and the Security Agreements in respect of the Project (or portion thereof), such assets or such economic interests, by a written agreement in form and substance reasonably acceptable to Purchaser (which agreement shall include a novation of this Agreement and Security Agreement from Seller to such Eligible Transferee(s) to the extent of the Project (or portion thereof), the assets or the economic interests so sold, transferred or assigned, and Purchaser shall release and discharge its security interests registered against Seller or the Subsidiary Guarantor to the same extent; and

(iv)
the relevant sale, transfer, assignment or delegation does not result in an increase in any Taxes payable by Purchaser as determined with reference to the Laws in effect or proposed at the time of such assignment or delegation.

(b)	Notwithstanding Section 10.1(a) above, Seller may enter into a joint venture with another Person or Persons with respect to the Project provided that:

(i)
at all times during the Term, Seller retains at least a 50% undivided interest in the Project (or in the event that Seller’s undivided interest in the Project falls below 50%, then the joint venture participant acting as operator of the Project is an Eligible Transferee); Seller is at all times the operator of the Project; and each joint venture participant agrees in a document, or documents, acceptable to Purchaser, acting reasonably, with Seller, Purchaser and any other joint venture participant to assume on a joint and several basis with Seller all of the obligations and duties under this Agreement and to acknowledge and assume the obligations under the Security Agreements; and

(ii)
all filings have been made and all other actions have been taken that are required in order for Purchaser to continue at all times following such transfer to have the valid and perfected security interest contemplated by the Security Agreements.

(c)
It being understood that this Section 10.1 shall not apply to (i) any transaction involving a Proposed Transferred Right permitted hereunder, (ii) any Permitted Disposition, (iii) any Permitted Encumbrance, (iv) any Permitted Reorganization, or (v) any change of control of Seller, provided that such change of control shall not cause Seller to become a Restricted Person.

10.2           By Purchaser

(a)
Purchaser may assign its rights and/or delegate its obligations under this Agreement and the Security Agreements to any Affiliate of Purchaser, in whole or part, whether by contract, merger, consolidation, amalgamation, liquidation, dissolution or otherwise by operation of law, at any time, without the consent of Seller; provided Purchaser shall give notice of such assignment or delegation to Seller and provided, further, that no such assignment or delegation shall result in an increase in the Tax obligations of Seller under this Agreement, as determined with reference to the Laws in effect or proposed at the time of such assignment or delegation.

(b)
Following payment in full of the Payment Deposit by Purchaser, Purchaser may assign its rights and/or delegate its obligations under this Agreement and the Security Agreements to any Person (other than any mining development or mining operator Person), in whole or in part, whether by contract, merger, consolidation, amalgamation, liquidation, dissolution or otherwise by operation of law, at any time, without the consent of Seller, provided that Purchaser shall give notice of such assignment or delegation to Seller; and provided, further, that no such assignment or delegation shall result in an increase in the Tax obligations of Seller under this Agreement.

(c)
Other than as permitted under Sections 10.2(a) and (b), Purchaser may only assign its rights or delegate its obligations under this Agreement upon the prior written consent of Seller, not to be unreasonably withheld, conditioned or delayed.

(d)	Any assignments and delegations effectuated under this Section 10.2 shall include a novation of this Agreement from Purchaser to such assignee.

(e)	It being understood that this Section 10.2 shall not apply to any change of control of Purchaser, provided that such change of control shall not cause Purchaser to become a Restricted Person.

10.3           No Assignments to Restricted Persons

Notwithstanding anything in this Agreement to the contrary, no Party may sell, transfer or assign its rights under this Agreement, or as to Seller, the Project (or any interest therein) or any economic interests in the Project or any Affiliate of Seller that owns any portion thereof, to any Restricted Person.

10.4           Effect of Non-Permissible Attempted Transfers and Assignments.

Notwithstanding anything in this Agreement to the contrary, any attempted sale, transfer or assignment of this Agreement by either Party, or the Security Agreement, the Project (or all or substantially all of the assets comprising the Project), or any economic interest in the Project or any Affiliate of Seller that owns a portion thereof, by Seller or any of its Affiliates, in violation of the provisions of this Article 10 shall be null and void.

10.5           Tax Indemnity for Changes of Control.

In the event of a change of control  of Seller or Purchaser permitted pursuant to Section 10.1(c)(v) and 10.2(e), respectively, the Party subject to the change of control shall indemnify the other Party for any Taxes payable by such other Party resulting from the change in control.

Article 11
REPRESENTATIONS AND WARRANTIES

11.1           Representations and Warranties of Seller

Seller, acknowledging that Purchaser is entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule A1 to Purchaser on and as of the Effective Date, and to the extent provided in Section 5.1(b)(ii)(1), on and as of the date of which the Closing Deposit is paid, each Scheduled Deposit Payment Date and on any Interim Funding Date or Extension Date, if any.  Representations and Warranties made by Seller at any time under this Agreement shall be deemed to be qualified by Seller Disclosure Schedules delivered to Purchaser on the Effective Date. For the avoidance of doubt, Seller shall have no ability to update, supplement or otherwise amend any Seller Disclosure Schedule following the Effective Date.

11.2           Representations and Warranties of Purchaser

Purchaser, acknowledging that Seller is entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule A2 to Seller on and as of the Effective Date.

11.3           Representations and Warranties of Purchaser Guarantor

Purchaser Guarantor, acknowledging that Seller is entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule A3 to Seller on and as of the Effective Date.

11.4           Survival of Representations and Warranties

The representations and warranties set forth in Schedules A1, A2 and A3 shall survive the execution and delivery of this Agreement for a term of five (5) years following Purchaser’s payment of the final portion of the Payment Deposit (or, if applicable, Purchaser’s delivery of the Reduced Percentage Notice).

Article 12
SELLER EVENTS OF DEFAULT

12.1           Seller Events of Default

Each of the following events or circumstances constitutes an event of default by Seller (each, a “Seller Event of Default”):

(a)	Seller fails to Deliver Payable Gold to Purchaser on the terms and conditions set forth in this Agreement, and such failure is not cured within ten (10) Business Days;

(b)
other than as provided in Section 12.1(a), Seller or Subsidiary Guarantor is in breach of any covenant in this Agreement or the Security Agreements in any material respect (or if such covenant is qualified by materiality or M.A.E., in any respect), which breach cannot be cured, or, if such breach can be cured, it is not cured within forty-five (45) days following delivery by Purchaser to Seller of written notice of such breach, or such longer period of time as Purchaser may determine in its sole discretion;

(c)
at the time that Seller or Subsidiary Guarantor is required to make any representation or warranty to Purchaser as required by this Agreement and the Security Agreements, any such representation or warranty is untrue in any material respect as of such date (except (A) for representations and warranties that are qualified by materiality or M.A.E., which shall be true and correct in all respects and (B) to the extent expressly stated to relate to a specific earlier date, in which case such representations and warranties shall be true and correct as of such earlier date);

(d)	Seller is in breach of Article 10; or

(e)	upon the occurrence of an Insolvency Event affecting Seller or Subsidiary Guarantor.

12.2           Remedies

If a Seller Event of Default occurs and is continuing, Purchaser shall have the right, upon written notice to Seller, at its option, and in addition to and not in substitution for any other remedies available to it at law or in equity, to do any of the following:

(a)	specifically enforce this Agreement, including by demanding delivery by Seller to Purchaser of any Payable Gold Deliverable but not yet Delivered in accordance with this Agreement;

(b)
terminate this Agreement by ten (10) Business Days written notice to Seller, demand repayment of the outstanding balance of the Payment Deposit as set forth in the Deposit Record without interest within ninety (90) days of demand, and commence an action for damages in the amount of Purchaser’s expected return under this Agreement (net of the outstanding balance of the Payment Deposit repaid to Seller pursuant to this Section 12.2(b)).

Seller and Subsidiary Guarantor hereby acknowledge and agree that: (i) Purchaser will be damaged by a Seller Event of Default, (ii) it would be impracticable or extremely difficult to determine the actual damages to Purchaser resulting from a Seller Event of Default, (iii) any sums payable in accordance with Section 12.2(b) are in the nature of liquidated damages, are not a penalty, and represent a reasonable estimate of fair compensation for the damages to Purchaser that may reasonably be anticipated from a Seller Event of Default.

Article 13
PURCHASER EVENTS OF DEFAULT

13.1           Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by Purchaser (each, a “Purchaser Event of Default”):

(a)
Purchaser fails to pay for Payable Gold Delivered to Purchaser in accordance with Section 2.3, and such failure is not cured within ten (10) Business Days of receipt of notice from Seller notifying Purchaser of such default;

(b)
subject to satisfaction of the conditions set forth in Section 5.1 and the Closing Deposit Conditions, Purchaser fails to pay any portion of the Payment Deposit to Seller required to be paid by Purchaser pursuant to this Agreement, and such failure is not cured within ten (10) Business Days of receipt of notice from Seller notifying Purchaser of such default;

(c)	Purchaser is in breach of Article 10;

(d)
other than as provided in Section 13.1(a) or 13.1(b), Purchaser is in breach of any covenant in this Agreement in any material respect (or if such covenant is qualified by materiality or material adverse effect, in any respect), which breach cannot be cured, or, if such breach can be cured, it is not cured within forty-five (45) days following delivery by Seller to Purchaser of written notice of such breach, or such longer period of time as Seller may determine in its sole discretion;

(e)
any representation or warranty made by Purchaser or Purchaser Guarantor on the Effective Date is untrue in any material respect as of the Effective Date (disregarding any materiality or material adverse effect qualifications contained therein); or

(f)	upon the occurrence of an Insolvency Event affecting Purchaser or Purchaser Guarantor.

13.2           Remedies

(a)
if a Purchaser Event of Default described in Section 13.1(a) or Section 13.1(c) occurs and is continuing, Seller shall not have the right to terminate this Agreement.  Seller’s sole remedy shall be to suspend its Delivery obligations under this Agreement (upon written notice to Purchaser) other than those Delivery obligations that arise prior to the date of such written notice and such other provisions of this Agreement as are required to give effect thereto, provided that, if suspension is as a result of a Purchaser Event of Default for a breach of Article 10, the provisions of Article 7 shall also be suspended and Seller shall not be obligated to sell or Deliver any Payable Gold to Purchaser during such suspension.  If Purchaser cures such Purchaser Event of Default in full within sixty (60) days of such breach, then Seller’s obligations under this Agreement shall recommence as of the date Purchaser cures such Purchaser Event of Default in full.

(b)
If a Purchaser Event of Default described in Section 13.1(b) occurs and is continuing, Seller shall have the right, upon written notice to Purchaser, to terminate this Agreement, return to Purchaser that portion of the Deposit already paid by Purchaser, and commence an action against Purchaser to recover Seller’s direct damages arising out of such Purchaser Event of Default, which right shall be Seller’s sole and exclusive remedy in respect of any such Purchaser Event of Default.

(c)
If a Purchaser Event of Default under Sections 13.1(d) through (f) has occurred and is continuing, then Seller shall have no right to terminate this Agreement, and Seller’s sole and exclusive remedy shall be to commence an action against Purchaser to recover Seller’s direct damages arising out of such Purchaser Event of Default.

Article 14
INDEMNITIES

14.1           Indemnity of Purchaser

Subject to Section 14.3, to the fullest extent permitted by Law, Seller shall indemnify Purchaser, its Affiliates, and their respective officers, directors, employees, agents, successors and permitted assigns, from and against, and hold such Persons harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, claims, expenses or disbursements of any kind whatsoever (collectively “Losses”), which may at any time be imposed on, incurred by or asserted against such Person by any third party relating to or arising out of (A) any misrepresentation or inaccuracy of any representation or warranty of Seller set forth on Schedule A1 to this Agreement, or in any document, instrument or agreement delivered pursuant hereto, (B) any breach by Seller or Subsidiary Guarantor under this Agreement or any Security Agreement, including breach due to non-performance, by Seller of any covenant or agreement to be performed by Seller contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto (including any Losses arising as a result of a failure by Seller to Deliver Payable Gold to Purchaser pursuant to this Agreement); (C) the failure of Seller or its Affiliates to comply with any applicable Law, including any Environmental Law; (D) the physical environmental condition of the Project and matters of health or safety related to the Project or any action or claim brought with respect thereto; (E) any actual or threatened withdrawal by any Authority of any material Approval which is necessary for the operation of the Project, or any actual or threatened challenge by any Person to any material Approval which is necessary for the operation of the Project and (F) any Losses arising from obligations imposed under or arising from Environmental Laws.  Seller’s indemnification obligation pursuant to Section 14.1 (C) through (F), inclusive, shall (i) arise only to the extent such Losses are direct, such as but not to limited to Losses incurred from defending enforcement actions or defending lawsuits joined against Purchaser or Purchaser Guarantor and (ii) not arise where Losses are incidental or consequential to the occurrence of the matters listed in Section 14.1 (C) through (F), inclusive, such as but not limited to lost profits from the resulting failure of Seller to develop the Project, to extract or process Minerals or to deliver or sell Minerals to an Offtaker; provided, however, that this Article 14 shall not be deemed to modify any of Purchaser’s rights and remedies set forth in Article 12.

14.2           Indemnity of Seller

Subject to Section 14.3, to the fullest extent permitted by Law, Purchaser shall indemnify Seller, its Affiliates, and their respective officers, directors, employees, agents, successors and permitted assigns, from and against, and hold such Persons harmless from, any and all Losses which may at any time be imposed on, incurred by or asserted against such Person by any third party relating to or arising out of (A) any misrepresentation or inaccuracy of any representation or warranty of Purchaser or Purchaser Guarantor contained in Schedules A2 and A3 hereto, or in any document, instrument or agreement delivered pursuant to this Agreement; and (B) any breach by Purchaser or Purchaser Guarantor under this Agreement, including breach due to non-performance, by Purchaser or Purchaser Guarantor of any covenant or agreement to be performed by Purchaser or Guarantor contained in this Agreement or in any document, instrument or agreement delivered pursuant hereto; provided, however, that this Article 14 shall not be deemed to modify any of Seller’s rights and remedies set forth in Article 13.

14.3           Limitations on Indemnification

Neither Party will be liable to the other Party (in indemnity or otherwise) pursuant to this Agreement for:

(a)
any lost profits or incidental, indirect, speculative, consequential, special, punitive, or exemplary damages of any kind (whether based in contract, tort, including negligence, strict liability, fraud, or otherwise, or statutes, regulations, or any other theory) arising out of or in connection with this Agreement, even if advised of such potential damages (except to the extent payable by an indemnified party to a third Person); provided that this Section 14.3 shall not apply to (i) Purchaser’s rights and remedies under Section 12.2(b); and (ii) Purchaser’s right to purchase Payable Gold pursuant to this Agreement; or

(b)	Losses arising from an Event of Force Majeure.

Article 15
PURCHASER ENGINEER; DISPUTES

15.1           Purchaser Engineer

(a)	Purchaser shall be entitled to designate an individual to serve as Purchaser’s engineer under this Agreement (the “Purchaser Engineer”).

(b)
The regular retainer, costs and expenses of the Purchaser Engineer shall be paid by Purchaser. All incremental reasonable and direct fees, costs and expenses of the Purchaser Engineer incurred as a result of any proposed change to the Development Program, will be borne by Seller.

(c)	The Purchaser Engineer shall track and report to Purchaser construction progress and variances against the Development Program.

15.2           Delivery Disputes

(a)
If Purchaser intends to initiate a Dispute in respect of a statement or any other matter in respect of any Delivery pursuant to Article 2 (a “Delivery Dispute”), Purchaser must notify Seller of such Dispute, in writing, within one year from the relevant Date of Delivery.  If Purchaser does not notify Seller of a Delivery Dispute within one year of a Delivery, then such Delivery shall be deemed final and binding on the Parties.

(b)
If Purchaser and Seller have not resolved the Delivery Dispute within sixty (60) days of Seller’s receipt of notice, then Purchaser shall have the right during the ensuing sixty (60) days to submit such dispute to a mutually agreed upon Auditor to prepare a written report on the subject matter of the dispute for the benefit of both parties (the “Auditor’s Report”). If Purchaser and Seller are unable to agree on an appointment of the Auditor, within ten (10) days after not being able to reach agreement thereon (as determined by written notice provided by either party to the other party), the Auditor shall be determined by the mutual agreement of the regular auditor of Seller and the regular auditor of Purchaser and, if such auditors are unable to reach agreement within ten (10) days of being requested to do so, the Auditor shall be determined by lot with each of Seller and Purchaser submitting one (1) candidate meeting the requirements of an Auditor set forth in the definition thereof.

(c)
The Auditor shall have the same inspection rights as Purchaser under this Agreement in order to prepare the Auditor’s Report and Seller shall provide, or cause to be provided, to the Auditor any information reasonably requested by the Auditor to enable the Auditor to prepare the Auditor’s Report.

(d)	Promptly following completion of the Auditor’s Report, the Auditor shall deliver a copy thereof to Purchaser and Seller.

(e)
The cost of obtaining the Auditor’s Report shall be paid by Purchaser unless the Auditor’s Report concludes that the value of the Payable Gold that should have been Delivered by Seller (in aggregate for all Deliveries in dispute) was more than 3% greater than the actual number of ounces so Delivered by Seller, in which case the cost of obtaining the Auditor’s Report shall be paid by Seller.

(f)
If either Seller or Purchaser Disputes the Auditor’s Report and such Dispute is not resolved between the Parties within thirty (30) days after the date of delivery of the Auditor’s Report, then such Dispute may be resolved by arbitration in accordance with Section 15.3; provided that such Dispute must be referred to arbitration within sixty (60) days after the date of delivery of the Auditor’s Report.

(g)	If such Dispute is not referred to arbitration within such thirty (30) day period, then the Auditor’s Report shall be deemed final and binding on the Parties.

15.3           Disputes and Arbitration

Any Dispute arising out of or relating to this Agreement or the Security Agreements, or the breach, termination or invalidity hereof (other than a Delivery Dispute) which has not been resolved by the Parties within thirty (30) days of the delivery of written notice by either Party, including the determination of the scope or applicability of this Agreement or such Security Agreements, as the case may be, to arbitrate, shall be settled by under the Arbitration Rules by a single arbitrator appointed in accordance with the Arbitration Rules, and any party may so refer such Dispute to binding arbitration.  The place of arbitration shall be Toronto, Ontario. The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator.  Judgment on the award may be entered in any court having jurisdiction. This Section 15.3 shall not preclude the Parties from seeking provisional remedies in aid of arbitration from a court of competent jurisdiction. The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

Article 16
GENERAL

16.1           Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement and in the Security Agreements, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

16.2           Survival

The following provisions shall survive termination of this Agreement (including any termination pursuant to Section 6.2): Sections 8.6, 12.2, 13.2, 15.2, and 15.3, and Articles 14 and 16 and such other provisions of this Agreement as are required to give effect thereto.

16.3           No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship or fiduciary relationship between the Parties under Canadian Law or any other Law.

16.4           Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (including its laws relating to any conflicts of laws).  The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

16.5           Notices

(a)
Unless otherwise specifically provided in this Agreement or in any Security Agreement, any notice or other correspondence required or permitted by this Agreement or such Security Agreement shall be deemed to have been properly given or delivered when (i) made in writing and hand-delivered to the Party to whom directed, with all necessary delivery charges fully prepaid, (ii)  when given by facsimile transmission, upon confirmation of receipt or (iii) via email with return receipt requested, upon confirmation of receipt, and addressed to the Party to whom directed at the following address:

(i)	if to Seller to:

RUBICON MINERALS CORPORATION
Suite 902 - 170 University Avenue
Toronto, ON Canada M5H 3B3
Attention: Chief Executive Officer
email: _____________________________

with a copy to:

RUBICON MINERALS CORPORATION
Suite 1540 - 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Attention: Vice President General Counsel & Corporate Secretary
Facsimile: ______________
email: _______________________
with a copy, which shall not constitute notice, to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON  M5L 1B9
Attention: Daphne MacKenzie
Facsimile: ____________
email: ________________________

(ii)	if to Purchaser to:

RGLD GOLD AG
RGLD Gold AG
c/o SchelPart AG
Baarerstrasse 53, PO Box 4559
CH – 6304
Switzerland
Attention: Jason Hynes, Vice President
email: _____________________

with a copy, which shall not constitute notice, to:

RGLD GOLD AG
c/o Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202-1132 USA
Attention: General Counsel
Facsimile: ______________
email: ______________________

Hogan Lovells US LLP
One Tabor Center
1200 Seventeenth Street, Suite 1500
Denver, CO 80202   USA
Attention:  Paul Hilton, Esq.
Facsimile: _______________
email: _______________________

if to Guarantor, to:

Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, CO 80202-1132 USA
Attention: General Counsel
Facsimile: ______________
email: ____________________

with a copy, which shall not constitute notice, to:

Hogan Lovells US LLP
One Tabor Center
1200 Seventeenth Street, Suite 1500
Denver, CO 80202   USA
Attention:  Paul Hilton, Esq.
Facsimile:  ________________
email: __________________________

(b)
Any notice or other communication given in accordance with this Section 16.5, shall be deemed to have been validly and effectively given on the date of delivery or receipt of confirmation (as applicable) if such date is a Business Day and such delivery or confirmation is received before 4:00 pm at the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery or confirmation.

16.6           Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties hereto.

16.7           Beneficiaries; Successors and Assigns

This Agreement is for the sole benefit of the Parties and shall enure to the benefit of and be binding on their successors and permitted assigns and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

16.8           Contests

Seller hereby consents to Purchaser’s participation (at Purchaser’s sole expense) to protect its interest and investment in any proceeding relating to any act of eminent domain, expropriation, confiscation, or nationalization of all or part of the Property or the Extension Zone Property.

16.9           Entire Agreement

This Agreement, the Security Agreements and the Confidentiality Agreement together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto. There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement, the Security Agreements or the Confidentiality Agreement.

16.10           Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

16.11           Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

16.12           Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

16.13           Guarantee by Purchaser Guarantor

(a)
Purchaser Guarantor hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete payment and performance of all of the terms, covenants, conditions and provisions to be performed by Purchaser in favour of Seller pursuant to this Agreement (collectively, the “Obligations”), including any damages or Losses owing by Purchaser pursuant to this Agreement (and subject to the limitations on such damages or Losses set forth herein) incurred as a result of a breach by Purchaser of the Obligations, and shall perform the Obligations upon the default or non-performance thereof by Purchaser. The liability of Purchaser Guarantor under this Section 16.13(a) is absolute, unconditional, present and continuing and is in no way conditional or contingent upon any event, circumstance, action or omission which might in any way discharge a guarantor or surety in whole or in part other than as a result of the indefeasible payment or extinguishment in full of the Obligations.

(b)
The obligations of Purchaser Guarantor under this Section 16.13 are continuing, unconditional and absolute and, without limiting the generality of the foregoing, will not be released, discharged, limited or otherwise affected by (and Purchaser Guarantor hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)	any extension, other indulgence, renewal, or subordination in respect of any of the Obligations;

(ii)	any settlement, discharge, compromise, waiver or release of any Obligations; except to the extent such matters reduce the Obligations as against Purchaser;

(iii)	any Insolvency Event affecting Purchaser or any other person or their property;

(iv)	any change in the control of Purchaser;

(v)	the existence of any claim, set-off or other rights which Purchaser Guarantor may have at any time against Purchaser, Seller or any other person;

(vi)
any invalidity, illegality or unenforceability relating to or against Purchaser or any provision of applicable Law or regulation purporting to prohibit the payment by Purchaser of any amount in respect of the Obligations;

(vii)
any limitation, postponement, prohibition, subordination or other restriction on the rights of Seller to payment of the Obligations except to the extent such matters reduce the Obligations as against Purchaser;

(viii)	any release, substitution or addition of any co-signer, endorser or other guarantor of the Obligations;

(ix)
any defence arising by reason of any failure of Seller to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any Obligations or the existence, creation or incurring of new or additional Obligations;

(x)	any defence arising by reason of any failure of Seller to proceed against Purchaser or any other person or to pursue any other remedy in the power of Seller whatsoever;

(xi)
any defence arising by reason of any incapacity, lack of authority, or other defence of Purchaser or any other person, or by reason of any limitation, postponement, prohibition on Seller’s right to payment of any Obligations as against Purchaser Guarantor, or by reason of any act or omission of Seller or others which directly or indirectly results in the discharge or release of Purchaser Guarantor, whether by contract, operation of law or otherwise;

(xii)
any dealing whatsoever with Purchaser or any other person, whether negligently or not, or any failure of Seller to take any action; except to the extent such matters reduce the Obligations as against Purchaser;

(xiii)	any sale, assignment or transfer by Seller or Purchaser of this Agreement or any Obligations, in whole or in part;

(xiv)
any consolidation, amalgamation with, merger with or into, sale, assignment or transfer of assets (whether all or partial), continuance, reorganization, reincorporation, reconstitution as another entity, by or in respect of Purchaser or any other similar matter undertaken by Purchaser; or

(xv)
any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Purchaser or any other person, including any discharge of, or bar against collecting, any Obligations, in or as a result of any such proceeding.

(c)
Section 16.13 is a continuing guarantee which shall remain in full force and effect notwithstanding any intermediate or partial satisfaction or performance of the Obligations by Purchaser, Purchaser Guarantor or any other person.

(d)
Purchaser Guarantor waives any right it may have to require Seller (or any trustee or agent on its behalf) to proceed against or enforce any other right or claim for payment against Purchaser before claiming from Purchaser Guarantor under this Section 16.13.

(e)
This Section 16.13 is in addition to and shall not affect nor be affected by or merge with any other judgment, security, right or remedy obtained or held by Seller from time to time in respect of the discharge and performance of the Obligations by Purchaser.

(f)
Seller shall not be bound to exhaust its recourse against Purchaser before being entitled to payment or performance from Purchaser Guarantor under this Section 16.13 and Purchaser Guarantor hereby renounces all benefits of discussion and division.

(g)
In the event of an Insolvency Event applicable to Purchaser or in the event that Purchaser shall make a bulk sale of any of its assets within the bulk transfer provisions of any applicable legislation or any composition with creditors or scheme of arrangement, Seller shall have the right to rank in priority to Purchaser Guarantor for its claim in respect of the Obligations and to receive all dividends or other payments in respect thereof until the Obligations have been fully and completely paid, performed or otherwise satisfied, all without prejudice to its claim against Purchaser Guarantor who shall continue to be liable for any remaining unpaid or unperformed balance of the Obligations.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

RGLD GOLD AG
Per:	(Signed) “Jason Hynes”
Name: Jason Hynes
Title: Vice President
Per:	(Signed) “Martin Weber”
Name: Martin Weber
Title: Board Member and Secretary

RUBICON MINERALS CORPORATION
Per:	(Signed) “Michael A. Lalonde”
Name: Michael A. Lalonde Title: Chief Executive Officer

ROYAL GOLD, INC.
Per:	(Signed) “Tony Jensen”
Name: Tony Jensen Title: President and CEO

[SIGNATURE PAGE –PURCHASE AND SALE AGREEMENT]

Schedule A1 – Seller Representations and Warranties

Except as set forth on Seller Disclosure Schedules, Seller hereby represents and warrants to Purchaser as follows with respect to each of Seller and the Subsidiary Guarantor:

(a)	it is a company validly existing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence;

(b)
all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors' approvals, with respect to entering into this Agreement and/or the Security Agreements to which it is a party and performing its obligations hereunder and thereunder;

(c)	it has the requisite corporate power, capacity and authority to enter into this Agreement and/or the Security Agreements to which it is a party and to perform its obligations hereunder and thereunder;

(d)
this Agreement and/or the Security Agreements to which, in either case, it is a party and the exercise of its rights and performance of its obligations hereunder and thereunder do not and will not, (i) conflict with or result in a default under any material agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents, or (iii) conflict with or violate any Laws or the terms and conditions of any Approvals;

(e)
except in each case where the breach or default does not have and would not reasonably be expected to have a M.A.E., it is not currently in breach or default under any agreement, mortgage, bond or other instrument to which it is a party or which is binding on or affecting any of its assets, and no event has occurred that with the passage of time would constitute such a breach or default, and it has no Knowledge of a material breach or default by any counterparty thereto or the inability of any counterparty to perform its obligations thereunder;

(f)
except as set forth on the Seller Disclosure Schedule, no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or any of the Security Agreements or the transactions contemplated hereby and thereby other than the Authority Security Approval;

(g)
each of this Agreement and the Security Agreements to which, in either case, it is a party has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms subject to any qualification regarding enforceability in the legal opinions provided pursuant to Section 4.1(e);

(h)
there is no Insolvency Event in respect of it, and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it;

(i)
except as set forth on the Seller Disclosure Schedule and except as permitted pursuant to this Agreement and other than this Agreement and the Security Agreements, no person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to all or any part of the Project or the gold produced from the Project;

(j)
all mining patents, fees and other amounts have been paid when due and payable and all other actions have been taken and all other obligations as are required to maintain the Project have been complied with, except where the failure to make a payment when due or take an action or perform an obligation would not be material to Seller;

(k)
except as set forth on the Seller Disclosure Schedule, it has obtained or been issued all Approvals (including environmental Approvals) necessary for the construction and Development of the Project as contemplated by the Development Program and the operation of the Project initially at a rate of 1,250 tonnes per day in accordance with the Development Program, other than those that are not necessary on the date this representation and warranty is given and are expected to be obtained in the ordinary course of business by the time they are necessary, and to its Knowledge, there are no facts or circumstances that might reasonably be expected to adversely affect the issuance of any such Approvals (except, in respect of any date on which Seller provides this representation and warranty other than the Effective Date, where the failure to have obtained or been issued any such Approval does not have and would not reasonably be expect to have a M.A.E.);

(l)	[representation redacted];

(m)
the Tenures are in full force and effect and it has complied with its obligations in respect thereof under applicable Laws (including without limitation Environmental Laws) and the terms thereof except to the extent that such non-compliance does not have and would not reasonably be expected to have a M.A.E.;

(n)
its right, title and interest in and to the Project is not subject to any Encumbrances, other than Permitted Encumbrances; it has not granted, or agreed to grant, an Encumbrance affecting or in the Minerals or the Project, or any part thereof, to any person other than to Purchaser other than Permitted Encumbrances;

(o)	the map attached hereto as Schedule B4 depicts the location of the Project in all material respects;

(p)
subject only to the rights of any Authority, except as set forth on the Seller Disclosure Schedule, except for Permitted Dispositions and except as permitted pursuant to this Agreement, no person is entitled to or has been granted any rent or royalty, or other payment in the nature of rent or royalty on or in respect of any Reference Gold;

(q)
it has not received any notice of any expropriation proceeding or decision to expropriate all or any part of the Project, and it does not have Knowledge of any such expropriation proceeding pending or threatened against or affecting all or any part of the Project or of any discussions or negotiations which could lead to any such expropriation proceeding (except, in respect of any date on which Seller provides this representation and warranty other than the Effective Date, where any such notice or decision does not have and would not reasonably be expect to have a M.A.E.);

(r)
except as does not have and would not reasonably be expected to have a M.A.E., conditions on and relating to the Project and the surface area or mining lots covered by the Project respecting all past and current operations conducted thereon by it are in compliance with Laws (including without limitation Environmental Laws), and conditions on and relating to the Project and the surface area or mining lots covered by the Project respecting all past operations conducted thereon by persons other than Seller or Subsidiary Guarantor are, to its Knowledge, in compliance in all respects with Laws (including without limitation Environmental Laws);

(s)
except as set forth on the Seller Disclosure Schedule, it has not been notified that it is a party or is subject to any action, suit, proceeding, investigation or claim affecting or pertaining to the Project or any part thereof which is reasonably expected to be determined adversely to it and which has or could reasonably be expected to have a M.A.E., and, to its Knowledge, no such action, suit, proceeding, investigation or claim is threatened or outstanding;

(t)
neither it nor the Project, nor any part thereof, is subject to any outstanding judgment, order, writ, injunction or decree (except, in respect of any date on which Seller provides this representation and warranty other than the Effective Date, where any such outstanding judgment, order, writ, injunction or decree does not have and would not reasonably be expect to have a M.A.E.);

(u)
in the case of Seller, it enters into and performs this Agreement, and in the case of Seller and Subsidiary Guarantor, it enters into the Security Agreements to which it is a party, on its own account and not as trustee or a nominee of any other person;

(v)
as of the date of this Agreement, the Aboriginal Groups set forth on the Seller Disclosure Schedule are the only Aboriginal Groups with an Aboriginal Interest related to the Project, and no other Aboriginal Groups have expressed an Aboriginal Interest in connection with the Project;

(w)
except as set forth on the Seller Disclosure Schedule, there are no current or pending Aboriginal Claims affecting the Project which are reasonably expected to be determined adversely to it and which could reasonably be expected to have a M.A.E;

(x)
except as set forth on Seller Disclosure Schedule, it has not entered into any written or oral agreements with Aboriginal Groups to provide benefits, financial or otherwise, with respect to the Project at any stage of development and neither Seller nor Subsidiary Guarantor has offered any Aboriginal Group any benefits with respect to the Project at any stage of development (except, in respect of any date on which Seller provides this representation and warranty other than the Effective Date, where any such written or oral agreement or offer does not have and would not reasonably be expect to have a M.A.E.); and

(y)	since December 31, 2013, there has not occurred a M.A.E.

Schedule A2 – Purchaser Representations and Warranties

Purchaser hereby represents and warrants to Seller as follows:

(a)	it is a company validly existing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence;

(b)
all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors' approvals, with respect to entering into this Agreement and performing its obligations hereunder;

(c)	it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(d)
this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not, (i) conflict with or result in a default under any material agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents or (iii) conflict with or violate any applicable Laws;

(e)
it is not currently in breach or default under any material agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, and no event has occurred that with the passage of time would constitute such a breach or default, and it has no knowledge of a material breach or default by any counterparty thereto or the inability of any counterparty to perform its obligations thereunder;

(f)	no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(g)
this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms subject to any qualification regarding enforceability in the legal opinion provided pursuant to Section 4.2(c);

(h)	it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(i)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

Schedule A3 – Purchaser Guarantor Representations and Warranties

Purchaser Guarantor hereby represents and warrants to Seller as follows:

(j)	it is a company validly existing under the laws of its jurisdiction of incorporation and is up to date in respect of all filings required by law to maintain its existence;

(k)
all requisite corporate acts and proceedings have been done and taken by it, including obtaining all requisite board of directors' approvals, with respect to entering into this Agreement and performing its obligations hereunder;

(l)	it has the requisite corporate power, capacity and authority to enter into this Agreement and to perform its obligations hereunder;

(m)
this Agreement and the exercise of its rights and performance of its obligations hereunder do not and will not, (i) conflict with or result in a default under any material agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, (ii) conflict with its constating or constitutive documents or (iii) conflict with or violate any applicable Laws;

(n)
it is not currently in breach or default under any material agreement, mortgage, bond or other instrument to which it is a party or which is binding on its assets, and no event has occurred that with the passage of time would constitute such a breach or default, and it has no knowledge of a material breach or default by any counterparty thereto or the inability of any counterparty to perform its obligations thereunder;

(o)	no Approvals are required to be obtained by it in connection with the execution and delivery or the performance by it of this Agreement or the transactions contemplated hereby;

(p)
this Agreement has been duly and validly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization and other similar applicable Laws affecting the enforcement of creditors’ rights generally and by general principles of equity;

(q)	it has not suffered an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it; and

(r)	it enters into and performs this Agreement on its own account and not as trustee or a nominee of any other person.

Schedule B1 – Description of Property

PART 1 – FREEHOLD SURFACE PROPERTIES
Patent Claim No.	Parcel No.	Township	----	Hectares	PIN	Right
K1498	4876	Bateman	----	●	42013-0048	SRO
K1499	4876	Bateman	----	●	42013-0048	SRO
K1493	4874	Bateman	----	●	42013-0054	SRO
K1494	7723	Bateman	----	●	42013-0145	SRO
K1495	4875	Bateman	----	●	42013-0101	SRO
KRL246	4873	Bateman	----	●	42013-0045	SRO
KRL247	PTt 1 23R11483	Bateman	----	●	42013-0148	SRO
KRL247	PT 2 23R11483	Bateman	----	●	42013-0149	SRO
KRL247	Remainder	Bateman	----	●	42013-0150	SRO
K1497	4874	Bateman	----	●	42013-0055	SRO
KRL11482	6236	Bateman	----	●	42013-0022	SRO
KRL11483	5347	Bateman	----	●	42013-0023	SRO
KRL11483	6236	Bateman	----	●	42013-0024	SRO
KRL11483	6236	Bateman	----	●	42013-0022	SRO
KRL18457	4876	Bateman	----	●	42013-0048	SRO
KRL18735	4873	Bateman	----	●	42013-0045	SRO
PART 2 – FREEHOLD MINERAL PROPERTIES
Patent Claim No.	Parcel No.	Township	----	Hectares	PIN	Right
K1498	992	Bateman	----	3.04	42013-0049	MRO
K1499	993	Bateman	----	11.45	42013-0050	MRO
K1493	994	Bateman	----	5.1	42013-0053	MRO
K1494	995	Bateman	----	8.38	42013-0099	MRO
K1495	996	Bateman	----	10.4	42013-0100	MRO
KRL246	997	Bateman	----	15.01	42013-0046	MRO
KRL247	998	Bateman	----	17.93	42013-0051	MRO
K1497	999	Bateman	----	13.48	42013-0056	MRO
KRL11481	1446	Bateman	----	4.24	42013-0013	MRO
KRL11482	1447	Bateman	----	6.94	42013-0021	MRO
KRL11483	1448	Bateman	----	12.18	42013-0135	MRO
KRL11487	1452	Bateman	----	15.31	42013-0035	MRO
K954 (recorded as KRL 18152)	1977	Bateman	----	6.92	42013-0010	MRO
K955 (recorded as KRL 18515)	1978	Bateman	----	4.29	42013-0007	MRO
KRL18457	2449	Bateman	----	7.86	42013-0047	MRO
KRL18735	2450	Bateman	----	20.93	42013-0044	MRO
PART 3 – LICENSES OF OCCUPATION
Claim No.	Licence of Occupation	Township	Start Date	Hectares	PIN	Right
KRL2155	3186	Bateman	1945-Aug-01	9.9153	n/a	MRO
KRL2156	3187	Bateman	1945-Aug-01	13.678	n/a	MRO
K1498	3289	Bateman	1945-Oct-01	11.048	n/a	MRO
K1499	3290	Bateman	1945-Oct-01	2.428	n/a	MRO
K1493	3370	Bateman	1946-Mar-01	5.018	n/a	MRO
K1494	3371	Bateman	1946-Mar-01	18.737	n/a	MRO
K1495	3372	Bateman	1946-Mar-01	10.117	n/a	MRO
K1497	3380	Bateman	1946-Mar-01	6.111	n/a	MRO
KRL246	3381	Bateman	1946-Mar-01	4.33	n/a	MRO
KRL247	3382	Bateman	1946-Mar-01	4.532	n/a	MRO
KRL11038-39	10830	Bateman	1947-Jan-01	28.672	n/a	MRO
K11487	10499	Bateman	1941-Nov-01	5.738	n/a	MRO
KRL11031	10834	Bateman	1947-Jan-01	17.887	n/a	MRO
K954 (recorded as KRL18152)	10835	Bateman	1947-Jan-01	9.267	n/a	MRO
K955 (recorded as KRL18515)	10836	Bateman	1947-Jan-01	9.955	n/a	MRO
KRL18514	10952	Bateman	1947-Oct-01	17.478	n/a	MRO
KRL18735	11111	Bateman	1950-Jan-01	12.226	n/a	MRO
KRL18457	11112	Bateman	1950-Jan-01	10.967	n/a	MRO
KRL18373	11114	Bateman	1950-Jan-01	7.734	n/a	MRO
KRL18374	11115	Bateman	1950-Jan-01	19.688	n/a	MRO
KRL18375	11116	Bateman	1950-Jan-01	22.869	n/a	MRO
KRL18376	11117	Bateman	1950-Jan-01	15.018	n/a	MRO
KRL11483	10495	Bateman	1941-Nov-01	6.718	n/a	MRO
KRL11482	10496	Bateman	1948-Nov-01	5.637	n/a	MRO
KRL11481	10497	Bateman	1941-Nov-01	14.148	n/a	MRO
PART 4 – CROWN MINING LEASE
License	Mining Lease	Township	Expiry Date	Hectares	PIN	Right
KRL503297, KRL503298, 503299, and 526262	Original lease 104721 (renewed as 108126)	Bateman	2028-Oct-31	56.03	42013-0143 and 42013-0144	MRO
PART 5 – MINERAL CLAIM
Staked Claim No.	----	Township	Recording Date	Hectares	PIN	Right
KRL 4229741	----	Bateman	2009-Jun-22	1 unit	n/a	MRO
Total Area				[509.4]

Schedule B2 – Description of Certain After-acquired Property

If Seller or any Affiliate of Seller acquires any freehold, leasehold, license or other right in Minerals or real property from any Authority or third person, covering any area within the exterior boundaries of the Freehold Mineral Properties referred to below (whether of a greater or lesser area than such Freehold Mineral Properties referred to below), the definition of “Property” shall be amended to include such freehold, leasehold, license or other right in Minerals or real property so acquired promptly following the Seller or the Subsidiary Guarantor, as applicable, acquiring such rights but in each case without extending the area covered by the Property beyond the exterior boundaries of the area covered by the rights identified on Schedule B1 and the Freehold Mineral Properties referred to below as of the Effective Date.  For greater certainty, if any such freehold, leasehold, license or other right in Minerals or real property so acquired is of a greater area than the Freehold Mineral Properties referred to below, then only the area within the exterior boundaries of the Freehold Mineral Properties referred to below as of the Effective Date shall be included within the definition of “Property”.

FREEHOLD MINERAL PROPERTIES
Patent Claim No.	Parcel No.	Township	----	Hectares	PIN	Right
K956 (rec. as KRL18510)	3010	Bateman	----		42013-0004	MRO
K957 (rec. as KRL18512)	3011	Bateman	----		42013-0003	MRO
K958 (rec. as KRL 18516)	3012	Bateman	----		42013-0005	MRO
K959 (rec. as KRL20293)	3013	Bateman	----		42013-0006	MRO

Schedule B3 – Description of Extension Zone

Schedule B4 – Map of Project

Red Lake North 100% RMX
East Bay 100% RMX
K956 - K959
DMC Property 100% RMX
Adams Lake Property 100% RMX
Phoenix Gold Project 100%RMX
N
S
W
E
Phoenix Property / Other Properties and 3Km Extension Zone
Phoenix_Gold_Project_100%_RMX_Schedule_B1
K956 - K959_Claims_Schedule_B2
Red_Lake_North_Property_100%_RMX_Schedule_B3
East_Bay_Property_100%_RMX_Schedule_B3
DMC_Property_100%RMX_Schedule_B3
Adams_Lake_Property_100%_RMX_Schedule_B3
NAD_1983_UTM_Zone_15N
Projection: Transverse_Mercator
Scale: 1:60:000
Author: Land Manager
Date: January 8, 2014
Drawn with ArcMap10 part of ArcGIS ESRI
0 0.45 0.9 1.8 2.7 3.6
Km
442000
444000
446000
448000
450000
452000
454000
456000
5670000
5668000
5666000
5664000
5662000
5660000
BALMER

Schedule C – Illustrative Calculation of Cash Price

The following illustrative example of the calculation of Cash Price assumes a Reference Price of $1,500 and Excess Senior Secured Amount of $30,000,000 on the date of Delivery.

(a)           Reference Price:  $1,500

(b)           Excess Senior Secured Amount: $30,000,000

(c)           Reduction of Delivered Price Payment Percentage: 3.24% as set forth below:

5.40% multiplied by the quotient of (i) $30,000,000 divided by (ii) $50,000,000

(d)	Adjusted Delivered Price Payment Percentage: 21.76% (calculated by subtracting 3.24% from the unadjusted Delivery Price Payment Percentage of 25%)

(e)	Cash Price: $326.40 (calculated by multiplying 21.76% times the Reference Price of $1,500)

Schedule D – Development Program

Rubicon Minerals – The Phoenix Gold Project Development Program

Background: Rubicon Minerals (“Rubicon” or the “Company”) is an advanced stage gold development company that owns 100% of the high-grade Phoenix Gold Project (the “Project”) located 265 kilometres northeast of Winnipeg, Manitoba.  The following description is general in nature and does not detail all the equipment and facilities required for the development.  However, all such development, equipment, and facilities will be installed and made available sufficient to mine and process ore at 1,800 tonnes per day (tpd).

Mine Design and Planning: Access to the F2 gold system is from the existing Phoenix shaft and levels. Levels are currently established at the 46 metre (m), 84 m, 122 m, 183 m, 244 m, 305 m, 337 m (loading pocket), 488 m, 610 m, and 685 m (loading pocket) level horizons. The 46 m and 84 m levels are historical workings and not currently planned to be used for any exploitation of the F2 mineralization. The historical 122 m level development will be incorporated into the new design and used as top access and the main return air transfer level. This will allow for the return air raises to be offset from close proximity to the mineralization under East Bay to the McFinley peninsula connection with raises to surface. The 244 m level is currently advanced to within 50 m of the deposit. Mining on the 305 m level includes drift access into the deposit where two approximately 1,000 tonne bulk samples were excavated. Additional access from the shaft to the deposit is required on all levels for mining.

The mining plan, illustrated in Figure 1, calls for the development of an underground trackless longhole (LH) open stoping, and cut and fill (CAF) stoping operations with main track haulage on the 305 m and 610 m levels. The initial production rate is 1,250 tpd and the existing plan is to ramp up to 1,800 tpd. Rubicon Mine Engineering is currently detailing the plan for the initial phase of mining from 610 m to 122 m levels. In general, track drifting is driven at a 2.7 m x 2.9 m cross section from the shaft to provide primary access to the mineralized zone. Adjacent to the mineralization, the development converts to trackless headings approximately 4.0 m x 4.0 m to accommodate up to 6 yard Load Haul Dumps (LHDs).

Levels	Planned Development (Vertical/Lateral)
122L 183L 244L 305L 610L 685L
Access to the ore zone (3.0 m x 4.1 m for exhaust ventilation) and return air raises (3.0 m x 3.0 m)
Access to the ore zone (2.7 m x 2.9 m) and return air raises
Access to/within ore zone (primarily approximately 4.0 m x 4.0 m) and return air  raises and ramps
Main fresh air transfer drift (5.0 m x 5.0 m) and fresh air return to surface (3.0 m x 6.0 m or 5.0 m circular)  and access to/within ore zone and return air drifts, ramps (4.0 m x 4.0 m) and raises (3.0 m x 3.0 m)
Access to ore body and main haulage drift (3.5 m x 3.5 m), ore and waste passes
Conveyer drift, ore pass, waste pass, and crusher station.

Lateral development will total approximately 5,000 m and vertical development will total approximately 2,500 m.

Considering the steep dip of the deposit and the estimated rock mass strength, it was determined that LH mining with paste backfill was suitable for areas of the deposit with regular geometry while areas with irregular shape should be mined by CAF. The proportion of each method, based on tonnage, will be 90% LH and 10% CAF. The stoping outlines were based on mineral resources above a cut-off grade of 5 grams per tonne (gpt) gold and include an average inherent

SURFACE
122-SRF-RAR-N
122-SRF-RAR-S
122-SRF-FAR-M
305-SRF-FAR
EAST BAY, RED LAKE
SHAFT
46L
84L
610-122-RAR-N
610-122-OP
610-122-WP
305-122-WP
122L
305-122-FAR-M
610-122-RAR-S
183L
244-183-WP
RAMP (244-183 SUB)
244L
305-244-WP
305 FRESH AIR
TRANSFER DRIFT
305L
ORE OUTLINE
(3 Year Production)
610-305-FAR
488-305-WP
337 LOADING POCKET
366L
427L
427-366-WP
427-366-OP
488L
ORE OUTLINE
(3 Year Production)
549L
610-488-WP
610L
685-610-OP
640L CRUSHER
685-610-WP
685L CONVEYORWAY
685 LOADING POCKET
SHAFT BOTTOM 730m

RUBICON MINERALS
Suite 1540-800 West Pender St.
Vancouver, BC Canada, V6C 2V6

PHOENIX GOLD PROJECT
Red Lake, Ontario

TITLE: **3 YEAR PRODUCTION PLAN**
Long Section Looking 'Mine Grid' North

Drawn by: AJ	Scale: 1:2500
Date: 2014/01/20	Approval: Date:
File: RG_3yr_dev+prod.dwg

internal dilution of 26% from within the resource envelopes. Mining is estimated to economically extract 78% (by ounces) of the target mineral resources above a cut-off grade of 5 gpt gold. The potential mineable mineralization is based on an average external dilution of 15% grading 0.68 gpt gold and on a mining recovery of 95%.

The interval between the main levels is nominally 61 m. This was based on analysis that considered the trade-off between minimizing lateral development and controlling external dilution. The main levels and sublevels will be accessed by an internal ramp system nominally 4.0m x 4.0m driven at a 15% gradient.

The main ramp will provide access to sublevels located between the main levels to facilitate mining of certain stopes located in the central mine area. Sublevels are set nominally at 30 m intervals for the larger transverse LH stopes, with sublevel spacing reducing as the mining width becomes narrower. All stopes less than 5.0 m in width will have 15 m spaced captive sublevels accessed by Alimak raises. The captive sublevels can be vertically adjusted to best match the stope geometry to the shape of the mineralization.

The stope boundaries will be delineated by definition diamond drilling to establish the location of stope development drifts and raises. During development, drifts will be driven under survey control while the extent of mineralization will be further defined by geological sampling. Stope outlines will be revised as required. The definition drilling will begin on a conservatively close pattern and be adjusted based on reconciliation of results from the in stope sampling.

Central rock passes will handle development rock. Muck passes for handling ore will be located to equalize LHD haulage distances on a tonnage weighted basis. The passes reporting to the 305 m and 610 m levels will have chutes for loading into trains. The existing 3 tonne manual loading pocket at the 337 m level will be available to support development and production above the 305 m level. A 10 tonne loading pocket at the 685 m level is being installed which will be fed by ore and waste passes driven to support production between the 610 m and 122 m levels. Current mine design includes a crusher station on the 640 m level with passes leading from 610 m level and continuation of the sized muck down to a conveyor drift on the 685 m level feeding the loading pocket. The possibility of installing a crusher above the 337 m loading pocket instead of a rock breaker and grizzly, as envisaged in the Preliminary Economic Assessment, is being evaluated.

Mine ventilation will be a push-pull system with initially, 1,000 horse power (hp) supply and return fans located on surface. Fresh air will be supplied by a single raise located adjacent to the shaft from 305 m level to surface and return will be via two raises, one at each end of the mineralization. Airflow on the levels will be modulated with ventilation regulators at the return air raise connections.

Fresh air will be supplied from surface to 305 m level by a 3.0 m x 6.0 m (or 5.0 m circular) fresh air raise to the development and proposed production activities above the 366 m level. Fresh air will be introduced on the 305 m level and a fresh air transfer drift (5.0 m x 5.0 m or equivalent) will be driven parallel to the shaft crosscut to deliver air to the new mine workings (under East Bay of Red Lake). An auxiliary system will provide fresh air from the 305 m level to the 366 m level. A single return air raise will be driven from the 305 m level to the 122 m level. The fresh air and return air raises (3.0 m x 3.0 m) will connect with the intermediate 244 m and 183 m levels. Return air will be via a connecting drift on the 122 m level (3.0 m x 4.1 m) from the new mine workings to the old workings and a return air raise from the 122 m level to surface.

Main dewatering stations will be established on the 610 m level to augment existing stations on the 122 m and 305 m levels. Pumping capacity is estimated to be 800 US gallons per minute. Water will be pumped to surface in a series of stages and pump stations. Level drainage will be handled by temporary sumps and pumps on the level as well as by a system of drain holes directing the water to one of the main dewatering stations. Conditions are dry in areas developed to date and groundwater seepage is very low. However, in the event that water inflows occur in excess of pumping capacity, emergency water storage will be provided by installing a bulkhead, complete with valves, at the bottom of a mined out stope. Water discharged from the mine will report to the surface water handling system for recycling as process water or for treatment.

Prinicipal Underground Equipment:

Equipment	Quantity	Capacity	Type	Description
LHD	4	2 – 3.5 yard	2 diesel, 2 battery/electric, all with remotes	Underground development & Stoping
LHD	4	6 yard	2 diesel, 2 battery/electric, all with remotes	2 – Development., 2 - Production
Jumbo Drills	1	1 boom	Electric Hydraulic	Stoping Development, C & F
Jumbo Drills	2	2 boom	Electric Hydraulic	Ramp & Level Development
Haul Trucks	2	20-30 tonne	diesel	Ore and development haulage

Locomotives	6
Train Cars	30	~110 cft
Scissor Trucks	2			Bolting and cable work etc.
Service	2			Transport of personnel/supplies

Hoist and Headframe: The Project has an upgraded 2,500 hp, 14 foot (ft) double drum hoist and extended headframe.

Shaft and Underground Development: Shaft development has been completed to the 730 m level. The shaft is a 3 compartment conventional timber shaft with 2 - skip/cage combination compartments and one manway/services compartment. Compartment dimensions (Imperial) are nominally 5ft wide (49 inches between guides) by 5.5 ft deep (refer to Figure 2). Loading pockets at the 337 m and 685 m level are being installed to service the 10 tonne skips and underslung cages which were installed upon the completion of sinking activities. Development at the 244 m and 305 m levels is underway for the planned infill drilling. Definition drilling will be done from haulage and stope access located adjacent to the ore zones. Development work for the main ventilation system has commenced on the 305 m and 122 m levels.

17'-6"
5'
2'-3"
6"
MK. D-211
4'-1"
MK. K-211
MK. F-211
MK. H-211
MK. G-211
MK. E-211
MK. C-211
2'-5"
8"
5'-6"
6'-9"

GENERAL NOTES

1. GEN. TOL. ±1/16"
2. ALL TIMBER TO BE IN ACCORDANCE WITH N.L.G.A. STANDARD GRADING RULES FOR CANADIAN LUMBER
3. ALL HOLES DRILLED 7/8"ø FOR 3/4" BOLTS

	Checks/Approvals	Signatures	Date	Checks/Approvals	Signatures	Date
RUBICON MINERALS Suite 1540-800 West Pender St. Vancouver, BC Canada, V6C 2V6						
PHOENIX GOLD PROJECT Red Lake, Ontario						

TITLE: TYPICAL SHAFT TIMBER SET PLAN

Drawn by: PR	Scale: 3/4"=1'
Date: 2012-JUN-15	Approval: Date:
File:

Exploration and Resource Report: A 38,000 m infill and definition drilling will support the Exploration and Resource Report.

Mineral processing: The mill capacity is estimated to be 1,800 tpd.  The flow sheet and a brief description of the process are presented in Figure 2 below.

A nominal 36” x 24”, 125 HP jaw crusher will be installed underground to reduce the size of the material from stoping. The material will be reduced to minus 6 inches, skipped to the surface, and conveyed to the coarse ore storage bin.  Two 42 inch wide by 12 ft 6 inches long apron feeders will reclaim crushed material from the coarse ore bin and discharge it onto the Semi Autogenous Grinding (SAG) 42 inch mill feed conveyor.

The grinding process consists of a single line SAG mill (20 ft x 11 ft) and one ball mill (10.5 ft x 16 ft). The SAG mill will be powered by a 2,400 hp motor and the ball mill by an 800 hp motor.  The ball mill will be operated in closed circuit with hydrocyclone clusters. The discharge of the SAG mill will be pumped to a splitter box where the slurry will be fed to each grinding cyclone cluster for classification. The ore will be ground to its optimum size of 80% passing 100 micron (mesh #150). The gravity separation circuit will consist of a gravity concentrator included in closed circuit with cyclones to recover any coarse gold prior to regrinding in a ball mill.

Overflow from the hydrocyclones will flow by gravity to a trash screen. The trash screen undersize will feed the thickener while any oversize trash will be dumped into a trash bin. The diameter of the thickener will be 14 m. The thickener underflow will be pumped to the pre-aeration tank and the solids content of the thickener underflow will be 50%. The overflow from the thickener will be transferred to the thickener overflow pump box where the water will be pumped to the process water tank.

Gold will be extracted in a conventional Carbon In Leach (CIL) circuit. Slurry from the pre-aeration tank (57 ft height x 30 ft diameter) will flow into three leach tanks (57 ft  height x 28 ft diameter) and then into six agitated CIL tanks (31 ft height x 28 ft diameter) arranged in series. Cyanide solution and lime will be added, as required, to the first and fourth CIL tanks for gold dissolution and pH control. Gold in solution will be adsorbed onto the activated carbon in the CIL circuit. At the designed flow rate and solids concentration, the total leach and CIL circuit residence time will be approximately 36 hours. On a regular basis, loaded carbon will be pumped counter current to the slurry flow in order to increase gold loading. The loaded carbon will be washed with hydrochloric acid solution to remove carbonate. Gold will then be removed from the loaded carbon by stripping (elution) followed by electrowinning and smelting in an electric induction furnace. The strip carbon will be regenerated in a reactivation kiln before going back to the CIL process. Fine carbon will be constantly eliminated from the process to avoid gold loss in the fine carbon.

The cyanide in the tailings from the CIL circuit will be removed in a cyanide destruction tank with Sulphur Dioxide (SO2) and an air defuser placed at the bottom of the tank. A Sodium Metabisulfite System (SMBS) will be used as a backup to the SO2 system. The SMBS is low grade SO2 in powder form and will be used when there is a shortage of SO2.  Subsequent to cyanide destruction, all of the tailings will either report to the Tailings Management Facility (TMF) or to the tailings buffer tank and used for paste fill underground. Paste plant capacity is approximately 100 tonnes per hour (tph). The tailings will be filtered to a water content of approximately 13% moisture. The filter cake will be mixed with cement and other binders to produce paste fill that will be used in the mine for backfill that meets underground strength requirements.  Approximately 50% of the tailings will be used for backfill. The remainder will be deposited in the tailings management facility.

Figure 2: Phoenix Gold Project – Simplified Process Flowsheet (1,800 tpd scenario)

CRUSHED ORE
ORE BIN
APRON FEEDER
SAG MILL
SAG MILL FEED CONVEYOR
GRINDING CYCLONE CLUSTER A (8 CYCLONES)
BALL MILL A
BALL MILL A DISCHARGE PUMP BOX
GRAVITY SCREEN
GRAVITY CONCENTRATOR A
GRAVITY HOLDING TANK
GRAVITY TABLE MAGNET
GRAVITY TABLE
TRASH SCREEN
TRASH SCREEN BIN
PRE-LEACH THICKENER
LOADED CARBON SCREEN
PROCESS WATER TANK
PRE-AERATION TANK B
LEACH TANK A
LEACH TANK B
LEACH TANK C
CIL TANK A
CIL TANK B
CIL TANK C
FRESH CARBON
CARBON PREPARATION
REGENERATED CARBON FINES SCREEN
CARBON FINES TANK
CIL TANK D
CIL TANK E
CIL TANK F
SAFETY SCREEN
SAFETY SCREEN BIN
DISK FILTER A
DISK FILTER B
DISK FILTER C
CLARIFIER
SERVICE WATER TANK
CYANIDE DESTRUCTION TANK
BUFFER TANK
TAILINGS CONVEYOR
CEMENT STORAGE BIN
SLAG STORAGE BIN
PASTE MIXER
ACID WASH COLUMN
DILUTE ACID TANK
BARREN STRIP SOLUTION TANK
STRIP COLUMN B
STRIP COLUMN A
ELECTROWINNING CELL
CARBON REACTIVATION KILN
SITE
TAILINGS MANAGEMENT FACILITY
CALCINATION OVEN
SMELTING FURNACE
DORÉ
PASTE PUMP
MINE
SERVICE WATER TANK
ENVIRONMENT
RUBICON
MINERALS CORPORATION
SOUTEX
No: 1000-PPU-3054
SIMPLIFIED FLOWSHEET
THROUGHPUT: 1800 tpd
REVISION
PB-01
2014-01-21

Surface Facilities:

Tailings Management Facility (“TMF”) and Water Treatment:  Phase 1 of the TMF construction will be completed and will have the capacity to handle approximately two years of production. The TMF and effluent treatment plant are designed to withstand a 1 in 100 year rain event. The water reclaim decant structure will house pumps to deliver process water to the mill. (Currently in the design stage.) The Actiflo system from Veolia with a nominal capacity of 3,100m3/day, will treat surplus water from the TMF for discharge to the environment.

Auxiliary Structures:  Other surface facilities will include a warehouse (portable containers and canopy) for cold storage, a mechanical/electrical maintenance shop complete with a 5 tonne overhead crane that will be housed in a converted crusher building, and a  200 person camp to accommodate the production and development workforce.  A  9 kilometre all weather road is in place to provide access to the mine site from the municipal  road network and a security building will be located at the entrance to control the incoming/outbound flow.

Power:  Power and electrical infrastructure includes a 7.5 MVA (5.3 MVA current allotment from Hydro One) electrical substation sufficient to provide electricity to power the surface and underground electrical needs. An upgrade to the electrical substation will be completed with a capacity of 20 MVA.  A 44 KV powerline is in place to transmit electricity from Hydro One to the mine site.

The following equipment will be on site to suppport the  start of production:

Air Compressors (to provide compressed air for mining activities):Currently two Sullair TS-32’s with 350 hp, 600 volt motors are installed and each are capable of providing 1,575 cubic feet per minute. These compressors will be the primary supply during initial development. A new Sullair TS3-2S with 600 HP 4,160 volt motor will be installed and is capable of 3,000 CFM. A fourth compressor (TS-32 600 HP) will be required when the mine reaches  full production. In total the compressed air supply will be approximately 9,000 CFM.

Propane tanks (to provide propane for mine air heaters and building heat): Currently there are approximately 17 storage tanks, along with required vapourizers ranging from 500 US gallons to 2,900 US gallons in size. Total current site propane storage is approximately 23,000 US gallons. With the new fresh air fan(s) and mine air heaters (2 x 28MBTU), propane storage will be centralized to the greatest extent possible with the addition of two 30,000 US gallon storage tanks.

Schedule E – Permitted Encumbrances

(1)           Any subsisting reservations, limitations, provisos, conditions or exceptions contained in the original grants of the Freehold Properties from the Crown.

(2)           Those reservations, conditions and encumbrances noted in the Mining Lease and Licenses.

(3)           The Active Mining Claim Summary for the Mineral Claim.

(4)           Reservations on the Mineral Claim.

(5)           The following statutory qualifications:

(a)           The reservations and exceptions contained Sections 91, 92(1), 93 and 94 of the Mining Act (Ontario) and the regulations pursuant thereto.

(b)           All duties and requirements created in or arising from Part VII Rehabilitation of Mining Lands of the set out in the Mining Act (Ontario).

(c)           The obligations and commitments arising as a result of participation in the creation or filing of Records of site condition under Part XV.1 of the Environmental Protection Act (Ontario) or the s. 89.1, 89.2,89.2.1, 89.2.2, and 89.3 (Records of Site Condition) of Ontario Water Resources Act (Ontario).

(d)           Statutory limitations and exceptions to title set forth in Section 44(1) of the Land Titles Act (Ontario) except paragraphs 1, 2, 3, 5, 6, 8, 9, 11 and 14.

(6)           Any undetermined or inchoate liens and charges incidental to current operations which have not been duly registered, as at the Effective Date, in accordance with applicable law against the record of Mining Claim Dispositions or registered title to any of the Property.

(7)           The 2% net Smelter Returns Royalty payable pursuant to an Option Agreement dated January 3, 2002 entered into between Dominion Goldfields Corporation and Rubicon Minerals Corporation for purchase of the Licenses the Mining Lease.

(8)           The Encumbrance on the Project held by Franco-Nevada Corporation pursuant to  instrument KN42177,  Notice of Purchase of Royalty Interest, in  (i) each of the charges registered with the Land Titles Office for Kenora on August 27, 2009 as instruments KN28285 transferred to Franco-Nevada by instrument KN42175, and KN28286 transferred to Franco-Nevada pursuant to instrument KN42176, respectively, on title to Seller’s mining lease registered with such Land Titles Office as instrument LT181210, (ii) the security agreement for advance royalty payments granted by Seller to Dominion Goldfields Corporation dated June 5, 2009, and (iii) the security agreement for net smelter return royalties granted by Seller to Dominion Goldfields Corporation dated June 5, 2009.

(9)           A requirement for the Minister of Mines to sanction and approve (consent to) transfer of the Licences and the Mining Lease.

Schedule F – Subordination Agreement Terms

1)
Purchaser’s Encumbrances on the Project assets shall be subordinate to the Encumbrances of the Senior Financing Parties and proceeds of sale or disposition of the Project assets will be first applied to the Senior Financing owed to the Senior Financing Parties.

2)	The obligations to sell and deliver gold to Purchaser shall rank as an operating expense in any cash waterfall agreed with any Senior Financing Party.

3)	Neither party will contest the validity or priority of the Encumbrances granted to the other party.

4)
The terms of the any Senior Financing provided by the Senior Financing Parties may be changed or modified without Purchaser approval and the terms of the Agreement may be modified or changed without Senior Financing Party approval.

5)
Purchaser may not acquire or hold any Encumbrance on assets of Seller that is not also subject to an Encumbrance in favor of the Senior Financing Parties. No Senior Financing Party may acquire an Encumbrance on assets of Seller used in relation to or situated on and which relates exclusively to the Property or Extension Zone Property that is not also subject to the Encumbrance in favor of Purchaser.

6)
Purchaser will not oppose, and will vote in favor of any plan agreed by a Senior Financing Party for, the sale of collateral by a Senior Financing Party upon an enforcement; provided that in the case of a transfer of the Project such transferee acknowledges and assumes the obligations of Seller under the Agreement and such transferee is an Eligible Transferee.

7)
For a period of 180 days from the delivery of a notice from Purchaser to Senior Financing Parties of Purchaser’s intention to exercise rights and remedies under the Agreement or the Security Agreements in respect of Collateral or take or commence any enforcement action or insolvency proceeding against any Seller Entity (the “Standstill”):

a.	Purchaser will not take any enforcement action or action to commence any insolvency proceeding against any Seller Entity

b.       Purchaser will take no action to make its Encumbrance pari passu;

c.	Purchaser will take no action to delay enforcement actions by the Senior Financing Party;

d.       Purchaser will not direct Senior Financing Parties to take any action;

e.	Purchaser will not institute any suit or seek relief for actions taken or omitted by the Senior Financing Parties; and

f.	Purchaser will not seek judicial or non-judicial proceedings for appointment of a receiver or liquidator

.
8)
Notwithstanding the expiry of the Standstill, Purchaser will not exercise any right to enforce its Encumbrances if (i) the Senior Financing Party is actively pursuing enforcement actions, or (ii) an Insolvency Event has occurred and the Senior Financing Parties are actively monitoring such proceedings or there is a stay in place.

9)
In an Insolvency Event, Purchaser will not take a position, file pleadings or motions in respect of the collateral provided that Purchaser may (i) file a proof of claim, and (ii) file responsive or defensive pleadings from a person objecting to or disallowing or subordinating Purchaser claim.

10)
Purchaser may take any action in respect of its Encumbrances if such action is not otherwise prohibited by the foregoing, does not involve appointment of a receiver, represent an enforcement action or interfere with the rights of enforcement of the Senior Financing Parties.

11)
If the Encumbrances in favor of the Senior Financing Parties are released prior to the release of the Encumbrances in favor of Purchaser, the Senior Financing Parties will cooperate in the execution of all necessary Encumbrance release documentation reasonably requested by Purchaser. Purchaser shall not be entitled to any right of subrogation until all obligations to the Senior Financing Parties have been paid.

Schedule G  – Scheduled Deposit Payment Dates and Scheduled Deposit Payments

Scheduled Deposit Payment Date	Scheduled Deposit Payment	Status
March 15, 2014	$15,000,000	Pending
June 15, 2014	$15,000,000	Pending
September 15, 2014	$15,000,000	Pending

 Total:  $45,000,000

Schedule H – Royalty Subordination Agreement Terms

1)
Encumbrances securing a Royalty on the Project assets shall be subordinate to the Encumbrances of Purchaser and proceeds of sale or disposition of the Project assets will be first applied to the obligations owing to Purchaser under the Agreement.

2)	Neither party will contest the validity or priority of the Encumbrances granted to the other party.

3)	The terms of any Royalty may be changed or modified without Purchaser approval and the terms of the Agreement may be modified or changed without the approval of the holder of the Royalty.

4)
The holder of the Royalty will not oppose, and will vote in favor of any plan agreed by Purchaser for, the sale of collateral by a Purchaser upon an enforcement; provided that in the case of a transfer of the Project such transferee acknowledges and assumes the obligations of Seller under the Royalty and such transferee has the financial and technical wherewithal to complete the Development in accordance with the Development Program and to operate the Project.

5)	For a period of 180 days from the initiation of enforcement actions by Purchaser (the “Standstill”):

a.	The holder of the Royalty will take no action to make its Royalty pari passu;

b.	The holder of the Royalty will take no action to delay enforcement actions by Purchaser;

c.	The holder of the Royalty will not direct Purchaser to take any action;

d.	The holder of the Royalty will not institute any suit or seek relief for actions taken or omitted by Purchaser; and

e.	The holder of the Royalty will not seek judicial or non-judicial proceedings for appointment of a receiver or liquidator.

6)
Notwithstanding the expiry of the Standstill, the holder of the Royalty will not exercise any right to enforce its Royalty if (i) Purchaser is actively pursuing enforcement actions, or (ii) an Insolvency Event has occurred and Purchaser is actively monitoring such proceedings or there is a stay in place.

7)
In an Insolvency Event, the holder of the Royalty will not take a position, file pleadings or motions in respect of the collateral provided that the holder of the Royalty may (i) file a proof of claim, and (ii) file responsive or defensive pleadings from a person objecting to or disallowing or subordinating the claim of the holder of the Royalty.

8)
The holder of the Royalty may take any action in respect of its Royalty if such action is not otherwise prohibited by the foregoing, does not involve appointment of a receiver, represent an enforcement action or interfere with the rights of enforcement of Purchaser.

9)
If the Encumbrances in favor of Purchaser are released prior to the release of the Encumbrances in favor of the holder of the Royalty, Purchaser will cooperate in the execution of all necessary Encumbrance release documentation reasonably requested by the holder of the Royalty. The holder of the Royalty shall not be entitled to any right of subrogation until all obligations to Purchaser have been paid.

10)
As and when Seller considers any Royalty, where a subordination agreement is or may be required, Seller will notify Purchaser and, as soon as practicable following Seller’s receipt or preparation of the initial draft of the subordination agreement, provide such initial draft to Purchaser accompanied by all material details of the Royalty that are reasonably necessary for Purchaser to consider the reasonableness of the proposed subordination agreement (a “Proposed Royalty Subordination Agreement”). Purchaser shall have five (5) Business Days following its receipt of any Proposed Royalty Subordination Agreement to notify Seller that it accepts or rejects the Proposed Royalty Subordination Agreement. If Purchaser rejects the Proposed Royalty Subordination Agreement or any aspect thereof, Purchaser, acting in good faith, shall participate in negotiations with the proposed holder of the Royalty in a bona fide effort to finalize such subordination agreement. For purposes of this Section 10, the revised version of the subordination agreement that the proposed holder of the Royalty and Seller would be prepared to enter into in accommodation of Purchaser pursuant to the immediately preceding sentence shall be referred to hereafter as the “Intermediate Royalty Subordination Agreement”. If, within ten (10) Business Days following the date on which Purchaser shall have notified Seller that it has rejected the Proposed Royalty Subordination Agreement, Purchaser and the proposed holder of the Royalty have not finalized the terms of a subordination agreement, Seller shall provide to Purchaser the Intermediate Royalty Subordination Agreement on such tenth (10th) Business Day, and on the Business Day following Purchaser’s receipt of the Intermediate Royalty Subordination Agreement, Purchaser shall (i) notify Seller of the provisions or aspects of the Intermediate Royalty Subordination Agreement which it considers unreasonable, and (ii) provide Seller with a modified version of the Intermediate Royalty Subordination Agreement that it would be prepared to execute (the “Royalty Stipulation and Proposal”). A failure of Purchaser to notify Seller by the end of the fifth (5th) Business Day following Purchaser’s receipt of the Proposed Royalty Subordination Agreement that it rejects the Proposed Royalty Subordination Agreement or any aspect thereof shall be construed as an acceptance of the Proposed Royalty Subordination Agreement, and a failure of Purchaser to provide the Royalty Stipulation and Proposal on the Business Day following Purchaser’s receipt of the Intermediate Royalty Subordination Agreement shall be construed as an acceptance of the Intermediate Royalty Subordination Agreement; and, in either instance, Purchaser shall thereafter be bound to execute and deliver the applicable subordination agreement in furtherance of the Royalty.

11)
In any case where Purchaser and the proposed holder of the Royalty have been unable to finalize a subordination agreement as set forth above, Seller may submit the matter to arbitration pursuant to Section 15.3 of the Agreement for a determination of whether Purchaser has established by a preponderance of the evidence that the Intermediate Royalty Subordination Agreement was unreasonable, measured by the terms set forth on this Schedule H and any other criteria which the arbitrator considers relevant or material.

12)
In the event that the arbitrator determines that the Intermediate Royalty Subordination Agreement was not unreasonable, Purchaser shall, upon Seller’s request, execute and deliver the Intermediate Royalty Subordination Agreement.

Schedule I – Illustrative Example of Consequences of Delivery of Reduced Percentage Notice

The following illustrative example of the consequences of Purchaser’s delivery (or deemed delivery) of the Reduced Percentage Notice assumes that Purchaser has paid $50,000,000 of the Payment Deposit as of the date of such delivery.

(a)	Gold Stream Reduction Percentage: 66 2/3%

(calculated by dividing 50,000,000 by 75,000,000)

(b)	Initial Gold Stream Percentage (Reference Gold from the Property): 4.20%

(calculated by multiplying 6.30% times 66 2/3%)

(c)	Initial Gold Stream Percentage (Reference Gold from the Extension Zone): 2.10%

(calculated by multiplying 3.15% times 66 2/3%)

(d)	Tail Stream Percentage (Reference Gold from the Property): 2.10%

(calculated by multiplying 3.15% times 66 2/3%)

(e)	Tail Stream Percentage (Reference Gold from the Extension Zone): 1.05%

(calculated by multiplying 2.10% times 50%)

(f)	Payable Gold Threshold: 90,000 ounces of Payable Gold

(calculated by multiplying 135,000 times 66 2/3%)